UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
☒ Check box if Amendment is material and investors must reconfirm within five business days. *This material amendment is filed to (i) extend the Offering Deadline from March 11, 2025 to April 24, 2025, (ii) as part of the extension, update the cash on hand from $499,999 as of September 30, 2024 to $554,000 as of January 31, 2025, and (iii) as part of the extension, update the runway from 12 months as of September 30, 2024 to 14 months as of January 31, 2025.*
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

BitterBrains, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 23, 2017

Physical Address of Issuer:

2093 Philadelphia Pike #9442 Claymont, DE 19703

Website of Issuer:

bitterbrains.com

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee of three and one-half percent (3.5%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 24, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,234,302	$532,296
Cash & Cash Equivalents	$1,083,028	$451,504
Accounts Receivable	$90,136	$9,194
Short-term Debt	$529,370	$357,716
Long-term Debt	$0	$0
Revenues/Sales	$2,806,651	$1,393,681
Cost of Goods Sold*	$1,537,729	$1,240,344
Taxes Paid	$0	$0
Net Income/(Loss)	$530,352	($183,762)

*Cost of Revenue in the Issuer's financial statements

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



EXPLANATORY NOTE

BitterBrains, Inc. is filing this material Form C/A to (i) extend the Offering Deadline from March 11, 2025 to April 24, 2025, (ii) as part of the extension, update the cash on hand from $499,999 as of September 30, 2024 to $554,000 as of January 31, 2025, and (iii) as part of the extension, update the runway from 12 months as of September 30, 2024 to 14 months as of January 31, 2025. The Form C/A filed by the Issuer on November 12, 2024, is hereby amended and superseded in all respects by this Form C/A.

BitterBrains, Inc.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW

AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as **"Investors"** or **"you"**. The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). The Minimum Individual Purchase Amount is $150 and the Maximum Individual Purchase Amount is $500,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 24, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as Exhibit B), Custody Agreement (attached as Exhibit C), and Omnibus Nominee Trust Agreement (attached as Exhibit D). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Trust Company, Inc., who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/bitterbrains (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon an Equity Financing (Early Investors-1)

FIRST TRANCHE: FOR SUBSCRIPTIONS IN THE OFFERING THROUGH NOVEMBER 14, 2024 AT 11:59 PM PREVAILING PACIFIC TIME:

Upon an Equity Financing, each investor who invests during the first tranche of the Offering, which includes subscriptions in the Offering through November 14, 2024 at 11:59 pm prevailing Pacific Time, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

      (a) the quotient of $12,600,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

      OR

      (b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**Equity Financing Price for Early Investors-1**".

Conversion Upon an Equity Financing (Early Investors-2)

SECOND TRANCHE: FOR SUBSCRIPTIONS IN THE OFFERING FROM NOVEMBER 15, 2024 THROUGH DECEMBER 10, 2024 AT 11:59 PM PREVAILING PACIFIC TIME:

Upon an Equity Financing, each investor who invests during the second tranche of the Offering, which includes subscriptions in the Offering from November 15, 2024 through December 10, 2024 at 11:59 pm prevailing Pacific Time, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

      (a) the quotient of $13,600,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

      OR

      (b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**Equity Financing Price for Early Investors-2**".

Conversion Upon an Equity Financing (Standard Investors)

THIRD TRANCHE: FOR SUBSCRIPTIONS IN THE OFFERING FROM DECEMBER 11, 2024 THROUGH APRIL 24, 2025 AT 11:59 PM PREVAILING PACIFIC TIME:

Upon an Equity Financing, each investor who invests during the third tranche of the Offering, which includes subscriptions in the Offering from December 11, 2024 through April 24, 2025 at 11:59 pm prevailing Pacific Time, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the investor paid for the securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $14,600,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**Equity Financing Price for Standard Investors**".

A summary of the foregoing terms is set forth below:

Date of Subscriptions	Valuation Cap
Launch through November 14, 2024 at 11:59 pm Pacific Prevailing Time	$12,600,000
November 15, 2024 through December 10, 2024 at 11:59 pm Pacific Prevailing Time	$13,600,000
December 11, 2024 through April 24, 2025 at 11:59 pm Pacific Prevailing Time	$14,600,000

Conversion Upon a Liquidity Event (Early Investors-1)

For investors who invest during the first tranche of the Offering, which includes subscriptions in the Offering through November 14, 2024 at 11:59 pm prevailing Pacific Time, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a **Direct Listing** (as defined below), or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $12,600,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Conversion Upon a Liquidity Event (Early Investors-2)

For investors who invest during the second tranche of the Offering, which includes subscriptions in the Offering from November 15, 2024 through December 10, 2024 at 11:59 pm prevailing Pacific Time, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a **Direct Listing** (as defined below), or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $13,600,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Conversion Upon a Liquidity Event (Standard Investors)

For investors who invest during the third tranche of the Offering, which includes subscriptions in the Offering from December 11, 2024 through April 24, 2025 at 11:59 pm prevailing Pacific Time, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a **Direct Listing** (as defined below), or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $14,600,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Dissolution

If there is a **Dissolution Event** (as defined below) or a Liquidity Event before the Securities terminate, the Issuer will distribute all proceeds legally available for distribution with the following priority: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) on par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock holders, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock holders in proportion to the full payments that would otherwise be due; and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Lead will act on behalf as proxy on behalf of Investors in respects to instructions related to the Securities. The Lead will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Lead**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee of three and one-half percent (3.5%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

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Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C/A, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit F. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

We face competition from established and emerging companies, which could divert clients to our competitors, result in pricing pressure and significantly reduce our revenue.

We expect that the online learning market will continue to expand. The number of new competitive entrants into the online learning market has expanded rapidly in recent years. We face increasing competition to enroll clients in our offerings. We expect existing competitors and new entrants to the online learning market to revise and improve their business models constantly in response to challenges from competing businesses, including ours. If these or other market participants introduce new or improved delivery of online education and technology-enabled services that we cannot match or exceed in a timely or cost-effective manner, our ability to grow our revenue and achieve profitability could be compromised.

Some of our competitors and potential competitors have significantly greater resources than we do. A number of competitive factors could cause us to lose potential client opportunities or force us to offer our platform on less favorable economic terms, including:

- competitors may develop service offerings that our potential clients find to be more compelling than ours;
- competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in client and student requirements, and devote greater resources to the acquisition of clients than we can; and
- current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products and expand their markets, and our industry is likely to see an increasing

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number of new entrants and increased consolidation. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We may not be able to compete successfully against current and future competitors. In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our ability to grow our business and achieve profitability could be impaired.

Our growth strategy anticipates that we will create new products and services. If we are unable to effectively manage these initiatives, our business, financial condition, results of operations and cash flows would be adversely affected.

As we create new products and services, we expect to face challenges distinct from those we currently encounter, including:

- the challenge of tailoring new products and services to new technologies as they develop, including artificial intelligence;
- changing client and student habits as new channels for learning content are developed globally; and
- unpredictable market behavior as the market develops new distribution channels for learning.

Our failure to manage these new distribution channels, or any new distribution channels we pursue, may have an adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee of three and one-half percent (3.5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity), Investors will designate the Lead (as defined above) to act on behalf as proxy on behalf of Investors in respects to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, and to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (as defined in the Security).The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

BitterBrains, Inc. makes developers' lives easier with education, certification, and conferences.

The Issuer conducts business in Delaware and sells products and services through the internet throughout the United States and internationally.

Business Plan

BitterBrains is a dynamic company that owns and operates a portfolio of online platforms aimed at empowering developers and professionals through high-quality education, certification, and community engagement. The company's platforms include Vue School, Mastering Nuxt, Mastering Pinia, Frontend Nation, Vue Nation, Vue Forge, InstantDev.io, LevelupDX.com, and Certificates.dev. These platforms offer a range of services, from in-depth developer training to official certifications for key technologies such as Vue.js, Nuxt, Angular, and JavaScript, establishing BitterBrains as a leading provider in the tech education and certification space.

The company's journey began with the founding of Vue School, which rapidly became one of the most respected platforms for learning Vue.js. Through expertly crafted courses and tutorials, Vue School set the foundation for BitterBrains' success, attracting developers from all over the world. Building on this momentum, BitterBrains expanded its portfolio, addressing broader aspects of frontend development and creating specialized platforms like Mastering Nuxt and Mastering Pinia, further cementing its reputation as a trusted educational resource for developers.

A major achievement for BitterBrains is its partnership with the Vue.js core team to offer the official Vue.js certification, hosted on Certificates.dev. This platform provides developers with industry-recognized certifications in Vue.js, Nuxt, Angular, and JavaScript, allowing them to demonstrate their skills to potential employers or clients. Certificates.dev has quickly become a leading platform for professional validation in the tech space, attracting thousands of users from around the globe. It plays a crucial role in BitterBrains' mission to empower developers with formal credentials that boost their career prospects.

In addition to certifications and training, BitterBrains fosters a strong sense of community among developers through initiatives like Vue Nation and Vue Forge. These platforms organize events, workshops, and conferences that bring together developers, industry experts, and thought leaders. This community-driven approach helps developers stay engaged with the latest trends in the industry, offering networking opportunities and hands-on learning experiences. By building this vibrant ecosystem, BitterBrains strengthens its role as not just an educational provider, but also a hub for innovation and collaboration in the global developer community.

Looking ahead, BitterBrains is focused on expanding its reach, both technologically and educationally. The company aims to introduce new courses and certifications that cover the latest programming trends and frameworks, along with emerging technologies that are shaping the future of software development. By staying ahead of industry trends and continuously enhancing its platforms, BitterBrains ensures that developers and businesses have access to the most relevant skills and tools needed to stay competitive. With a deep commitment to quality content, community engagement, and professional development, BitterBrains is well-positioned to remain at the forefront of the tech education and certification industry, helping developers and businesses thrive in an ever-evolving digital landscape.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Vue School	An online platform offering comprehensive courses and tutorials for mastering Vue.js development.	Web development, particularly frontend tech
Mastering Nuxt	Specialized training focused on the Nuxt.js framework, providing in-depth resources and best practices.	Web development, particularly Vue.js ecosystem
Mastering Pinia	Educational content centered on Pinia, the state management library for Vue.js applications.	Web development, particularly Vue.js ecosystem

Frontend Nation	A community-driven platform for frontend developers, featuring resources, articles, and networking opportunities.	Frontend developers, tech community
Vue Nation	A community hub for Vue.js developers, organizing events, workshops, and conferences.	Vue.js development community
Vue Forge	An initiative that brings developers together for hands-on workshops and collaborative learning.	Web development, Vue.js ecosystem
InstantDev.io	A platform providing instant access to development resources and tools for various programming languages.	All businesses utilizing technology, especially startups and agencies
LevelupDX.com	Offers resources to improve development experience (DX) for developer tool companies, helping them enhance their tools and services.	Developer tool companies
Certificates.dev	Certificates for the modern developer, offering official Vue.js and Nuxt.js certifications along with certifications in Angular and JavaScript. It equips developers with industry-recognized credentials, enhancing their career prospects and validating essential skills across multiple technologies.	Tech professionals, educational institutions
Event Sponsorships and Advertisement	Advertising services targeted at developer tool companies and others looking to reach a developer audience through event sponsorships and promotions.	Developer tool companies, advertisers

Customer Base

BitterBrains serves an international customer base, with a strong presence in the United States, Netherlands, Germany, United Kingdom, France, Australia, India, and Brazil. Individual developers, from beginners to professionals, use BitterBrains to improve their skills and gain certifications. Businesses and startups leverage the company's services for development solutions and team training. Developer tool companies use BitterBrains for resources, training, and advertising opportunities, while educational institutions incorporate its certifications and training into their curricula to enhance student learning.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	3.5%	$1,750	3.5%	$43,225
Platform Development & Expansion	60%	$30,000	56%	$691,600
Marketing & Customer Acquisition	36.5%	$18,250	40.5%	$500,175
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

Platform Development & Expansion: Funds allocated here will be used to improve the existing platforms by adding new features, enhancing user experience, and ensuring scalability to accommodate more users. This also includes content development, ensuring that the educational offerings stay up-to-date with the latest technologies and trends, and expanding into new areas of technology education.

Marketing & Customer Acquisition: This portion will be used to expand digital marketing efforts aimed at attracting more developers and businesses to the platform. It includes spending on online advertising, content marketing, and outreach to increase user acquisition and brand visibility in global markets. Additionally, it will support initiatives to promote open source projects and community engagement, further solidifying the company's role in the tech ecosystem.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alex Kyriakidis	CEO, director, and Co-founder	CEO, director and Co-founder of the Issuer (inception – present); Responsibilities include overseeing and managing the company As the Chief Executive Officer of BitterBrains Inc., Alex Kyriakidis is responsible for the overall strategic direction and operational management of the company. His primary focus is on driving growth and innovation across various platforms, including Vue School, Mastering Nuxt, and Certificates.dev. Alex leads the company's vision to empower developers by providing high-quality educational resources and certifications. In his role, Alex oversees all aspects of the business, including marketing, product development, and community engagement. He actively engages with stakeholders to foster relationships that support the company's growth objectives. Alex is instrumental in setting the strategic roadmap, identifying new market opportunities, and ensuring that the company remains at the forefront of developer education. Alex has been a passionate advocate for the developer community, working to create partnerships and initiatives that support both individual developers and businesses. His leadership has been pivotal in organizing major events, such as Vue Nation and Frontend Nation, that connect developers and facilitate knowledge sharing. Before founding BitterBrains, Alex had extensive experience in tech entrepreneurship, which laid the foundation for his commitment to enhancing the developer experience through education and community support.	Computer Science, Aristotle University Thessaloniki Bachelor's degree 2011 - 2013 (Attended)
Desmond Kurz	CMO	As the Chief Marketing Officer at BitterBrains Inc. (March 2022 –	Rhodes University –

		Present), Des Kurz is responsible for developing and executing the company's global marketing strategy across its various platforms, including Vue School, Mastering Nuxt, and Certificates.dev. His role involves overseeing branding initiatives, digital marketing campaigns, and community engagement efforts aimed at driving user acquisition and retention. In this capacity, Des leads a team of marketing professionals to create and implement integrated marketing plans that align with business objectives. He is instrumental in analyzing market trends and customer insights to optimize marketing strategies and ensure effective communication with the developer community. Des also plays a key role in fostering partnerships with industry influencers and organizations to enhance brand visibility and credibility. His leadership in organizing major events, such as Vue Nation and Frontend Nation, helps to strengthen the community around BitterBrains' offerings and promote educational resources for developers. In his previous role as Director of Marketing at Swappa, Des focused on performance marketing, content strategy, and brand positioning, driving significant growth and customer engagement. His expertise in data-driven marketing and community-building initiatives continues to influence BitterBrains' mission of empowering developers worldwide.	*Bachelor of Commerce in Management and Commercial Law* (1991–1994) Activities: Captain of the University Rugby Team Coursework included commercial law, management, business strategy, and economics, providing a solid foundation for a career in business leadership and marketing. Selborne College – *Matric* (1986–1990) Activities: Member of the Investment Team Completed with a focus on analytical thinking and strategic decision-making, evidenced by active participation in investment-related activities.
Maria Panagiotidou	Director of Operations	As the Director of Operations at BitterBrains Inc. (June 2018 – Present), Maria Panagiotidou is responsible for overseeing the day-to-day operational activities of the company, ensuring that all processes run efficiently and effectively. Her role includes optimizing internal workflows, resource management, and implementing strategies to support the company's rapid growth. Maria collaborates closely with various teams, including marketing, product development, and customer support, to ensure alignment with the company's objectives. She plays a critical role in	Social, Politic & Economic Science Democritus University of Thrace - (D.U.Th.) Bachelor's degree, Social Work

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		managing cross-functional projects that enhance operational effectiveness and improve the overall user experience across BitterBrains' platforms. In addition to her operational responsibilities, Maria is also involved in human resources management, focusing on talent acquisition and employee development to build a strong, motivated team. She is committed to fostering a positive work environment that encourages collaboration and innovation.	
Daniel Kelly	Lead Instructor	As the Lead Instructor at BitterBrains Inc. (March 2021 – Present), Daniel Kelly is responsible for developing and delivering high-quality educational content across the company's various platforms, including Vue School and Mastering Nuxt. His primary focus is on creating engaging and effective learning experiences that empower developers to master modern web technologies. In his role, Daniel designs course curricula, prepares instructional materials, and conducts live training sessions and workshops. He is committed to ensuring that the content is relevant, up-to-date, and aligned with industry standards and best practices. Daniel also collaborates with other instructors and subject matter experts to enhance the overall quality and comprehensiveness of the educational offerings. Daniel is actively involved in assessing student progress and providing constructive feedback to help learners achieve their goals. He utilizes a variety of teaching methods and technologies to cater to different learning styles and enhance student engagement. Additionally, Daniel plays a key role in gathering feedback from the community to continuously improve course content and delivery. Prior to joining BitterBrains, Daniel gained extensive experience in teaching and training within the tech industry. His passion for education and deep understanding of web development technologies make him a valuable asset to the BitterBrains team, as he strives to	Full Sail University – Bachelor of Science (B.S.) in Graphic Design (2012–2015) Faulkner University – Bachelor of Arts (B.A.) in Biblical Studies (2006–2010)

		elevate the learning experience for all students.	

Alex Kyriakidis, CEO

Alex Kyriakidis is the CEO and co-founder of BitterBrains Inc., a leading company in developer education and certification, operating platforms such as Vue School, Certificates.dev, and Mastering Nuxt. Known for his expertise in web development, particularly in Vue.js, Alex has established himself as a prominent figure in the global tech community, helping developers around the world enhance their skills and advance their careers.

Alex's passion for technology emerged early in his life. At the age of 20, he won a national government hackathon aimed at combatting tax evasion, demonstrating his talent for problem-solving and innovation. This achievement marked a turning point in his career, reinforcing his dedication to software development and solidifying his reputation in the tech world.

Although Alex pursued a degree in Information Technology, he chose to leave university early to focus on practical applications of his skills in the tech industry. His decision to forgo a traditional educational path led him to immerse himself in real-world projects and opportunities. Early in his career, he worked as a software engineer and consultant, gaining hands-on experience in both backend and frontend development, which provided a strong foundation for his future ventures.

In 2016, Alex authored "The Majesty of Vue.js," the first comprehensive book on the Vue.js framework. This book quickly became a key resource for developers learning Vue.js and played a pivotal role in growing the framework's global community. Capitalizing on the success of the book, Alex co-founded Vue School, now the leading online platform for learning Vue.js. Vue School offers high-quality tutorials, courses, and resources for developers of all levels, helping thousands of learners worldwide gain critical web development skills.

Under Alex's leadership, BitterBrains has expanded significantly. One of his key accomplishments was establishing Certificates.dev, which offers official Vue.js and Nuxt.js certifications in partnership with Vue.js creator Evan You and Nuxt.js creator Sébastien Chopin. These certifications provide developers with industry-recognized credentials, validating their expertise in cutting-edge technologies. Additionally, platforms like Mastering Nuxt, Vue Forge, and LevelupDX were launched under his direction to offer specialized training and resources tailored to the needs of developers and businesses.

Alex is also an advocate for open-source software and community involvement. He actively supports and organizes developer events such as Vue Nation and Frontend Nation, which bring together global developers, industry experts, and thought leaders. His contributions to these initiatives have earned him wide respect within the developer community.

Through his work, Alex continues to drive the vision of BitterBrains, pushing the company to deliver high-quality education and certifications that empower developers around the world. His entrepreneurial spirit and commitment to providing accessible learning have made a lasting impact on the careers of thousands of developers globally.

Desmond Kurz, CMO

Des Kurz is an accomplished marketing executive with more than 20 years of proven experience in marketing leadership, business development, and strategic execution. He has demonstrated exceptional capability in driving customer acquisition, retention, and revenue growth through innovative, data-driven marketing strategies across a wide range of industries. Currently, as Chief Marketing Officer (CMO) at Vue School, Des plays a pivotal role in overseeing the company's global marketing efforts, focused on optimizing digital campaigns and enhancing the user experience. His leadership has led to significant increases in conversions, improved customer engagement, and sustained business growth.

In his role at Vue School, Des is responsible for developing and executing comprehensive marketing strategies, including the creation of targeted campaigns for both user acquisition and retention. He collaborates closely with cross-functional teams to design and optimize marketing funnels, resulting in enhanced conversion rates and overall revenue growth. His analytical approach allows for continuous optimization of marketing spend, ensuring a high return on investment (ROI). Furthermore, Des regularly reports on campaign performance and uses actionable insights to drive marketing effectiveness.

Prior to his work at Vue School, Des held senior marketing positions at prominent organizations, including UBU International and Clickatell. At UBU International, Des led both B2B and B2C marketing operations, where he was responsible for generating leads, converting prospects, and retaining customers across multiple channels. He effectively managed marketing strategies for digital, social, and traditional media channels, which contributed to substantial business growth during his tenure.

As Senior Director of Marketing at Clickatell, Des managed worldwide marketing activities for a global leader in mobile messaging and AI-driven communications solutions. His responsibilities encompassed the oversight of marketing strategies in over 220 countries and 1,000 mobile networks, ensuring seamless execution of customer acquisition and retention initiatives. Des played a key role in driving the company's success, particularly in the areas of SaaS, artificial intelligence, mobile communications, chatbots, and natural language processing (NLP). Under his leadership, Clickatell was recognized as the Best SMS/Messaging Provider in Africa at the 2017 MSGN & SMS Global Awards.

In addition to his corporate experience, Des is an established freelance writer and opinion columnist, contributing to a range of reputable publications on subjects such as technology, business trends, and societal developments. His articles have been featured in respected outlets such as *Gadsden County Times*, *The Red Bulletin*, *Havana Herald*, *Bradfordville Bugle*, and others. Des's writing demonstrates his ability to analyze complex issues, provide thoughtful insights, and engage a diverse audience with his well-researched and articulate content.
Des's career reflects a broad expertise across multiple domains, including strategic marketing planning, digital transformation, team leadership, and content marketing. He is skilled in analyzing customer behavior, optimizing marketing efforts through data, and applying a results-oriented approach to all marketing activities. His professional background encompasses a wide range of industries, including technology, telecommunications, e-commerce, online gaming, and more.

Des holds a Bachelor of Commerce degree in Management and Commercial Law from Rhodes University (1991–1994), where he also demonstrated leadership as the captain of the University Rugby Team. His academic foundation in commerce and law has provided him with strong business acumen, which he has applied throughout his career in various leadership roles. Prior to Rhodes University, Des completed his matriculation at Selborne College (1986–1990), where he was actively involved in the Investment Team, further honing his analytical and strategic thinking skills.

Key Skills and Expertise:

- Strategic Marketing and Execution: Development and implementation of comprehensive marketing strategies to drive customer acquisition, retention, and business growth.
- Digital Transformation and User Experience Optimization: Expertise in optimizing digital assets, including websites and landing pages, to enhance user experience and improve conversion rates.
- Customer Acquisition and Retention: Proven track record of designing and executing successful customer acquisition and retention campaigns across multiple channels.
- SaaS, AI, and Mobile Communications: Extensive experience in promoting SaaS, artificial intelligence, and mobile communication products in global markets.
- Team Leadership and Cross-Functional Collaboration: Strong leadership skills in managing teams, coordinating cross-functional efforts, and driving project success across various departments.
- Budgeting, Forecasting, and Reporting: Proficient in managing marketing budgets, forecasting financial outcomes, and reporting on campaign performance to ensure efficient use of resources and maximized ROI.
- Content Marketing and Public Speaking: Adept at content creation, marketing communication, and public speaking on industry-related topics.
- Thought Leadership and Opinion Writing: Established writer and thought leader, contributing to various publications on business, technology, and social issues.

Education:

- Rhodes University – *Bachelor of Commerce in Management and Commercial Law* (1991–1994)
  Activities: Captain   of   the   University   Rugby   Team

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Coursework included commercial law, management, business strategy, and economics, providing a solid foundation for a career in business leadership and marketing.

- Selborne College – *Matric* (1986–1990)
  Activities: Member of the Investment Team
  Completed with a focus on analytical thinking and strategic decision-making, evidenced by active participation in investment-related activities.

Notable Publications:

- *Gadsden County Times*
- *The Red Bulletin*
- *Havana Herald*
- *Bradfordville Bugle*

Maria Panagiotidou, Director of Operations

Dynamic and results-oriented operations leader with over six years of progressive experience in the tech education sector, specializing in operational efficiency, project management, and cross-functional team collaboration. Currently serving as the Director of Operations at BitterBrains Inc., she oversees all operational aspects across multiple platforms, including Vue School, Mastering Nuxt, Mastering Pinia, and Certificates.dev, ensuring that processes run smoothly and efficiently.

In her current position, Maria is responsible for directing all projects and conferences, including major events like Vue Nation and Frontend Nation, which bring together the developer community. She designs and executes operational strategies that enhance productivity and improve the overall user experience across the company's offerings. Leading a team of professionals, she streamlines processes and fosters collaboration among departments, ensuring that educational resources and certifications remain top-notch and relevant to the needs of developers. Her commitment to continuous improvement has resulted in significant enhancements in operational performance and team engagement.

Prior to her current role, Maria held positions as Product Manager and Project Manager at Vue School, where she successfully led product development initiatives and coordinated project timelines to ensure the timely delivery of high-quality educational resources.

Maria holds a Bachelor's degree in Social Work from Democritus University of Thrace, which has equipped her with strong interpersonal and communication skills. This educational background complements her operational expertise, enabling her to create a positive work culture that promotes collaboration, empathy, and mutual respect among team members.

Passionate about empowering individuals through education, Maria is dedicated to fostering a supportive and innovative environment that enhances the developer experience. She continuously seeks opportunities for professional growth and development, remaining committed to advancing the mission of BitterBrains and supporting the broader tech community.

Daniel Kelly, Lead Instructor

Daniel Kelly is an experienced web development instructor and developer with over a decade of expertise in web design, interaction design, and ministry. Currently serving as a Web Development Instructor at Vue School since March 2021, Daniel is responsible for teaching and mentoring students in the latest web technologies and development practices. His role includes designing and delivering educational content that empowers students to build modern web applications while staying ahead of industry trends.

Before joining Vue School, Daniel held various roles at Randall-Reilly, where he worked for over six years. As a Web Developer from January 2016 to March 2021, Daniel played a key role in creating and optimizing user-friendly, search-optimized landing pages that supported the company's recruitment efforts. He collaborated with both design and development teams to refine the workflow and build systems for improved scalability, quality, and turnaround speed. Additionally, his earlier role as an Interaction Designer at Randall-Reilly from January 2015 to March 2021 involved the design and development of conversion-focused landing pages and interfaces.

Education:

Full Sail University – Bachelor of Science (B.S.) in Graphic Design (2012–2015)
At Full Sail University, Daniel gained hands-on experience in various design fields, including package design, video editing, After Effects animation, and web development. His education provided a well-rounded foundation in creative and technical design, which he applied in his professional career.

Faulkner University – Bachelor of Arts (B.A.) in Biblical Studies (2006–2010)
Daniel earned his degree in Biblical Studies, focusing on religious education and ministry. This academic background has contributed to his leadership, teaching, and public speaking skills.

Key Skills and Expertise:

Web Development and Front-End Design
Interaction Design and User Experience (UX) Optimization
Search Engine Optimization (SEO) and Conversion-Driven Design
Collaboration with Design and Development Teams
Educational Instruction and Student Mentorship
Graphic Design and Multimedia Content Creation

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock of which 10,000,000 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C/A, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C/A, the Issuer has zero debt outstanding.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
TND Consultancy B.V.	10,000,000 shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A.</u>

Cash and Cash Equivalents

As of January 31, 2025 the Issuer had an aggregate of $554,000 in cash and cash equivalents, leaving the Issuer with approximately 14 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

BitterBrains, Inc. is filing this material Form C/A to (i) extend the Offering Deadline from March 11, 2025 to April 24, 2025, (ii) as part of the extension, update the cash on hand from $499,999 as of September 30, 2024 to $554,000 as of January 31, 2025, and (iii) as part of the extension, update the runway from 12 months as of September 30, 2024 to 14 months as of January 31, 2025. The Form C/A filed by the Issuer on November 12, 2024, is hereby amended and superseded in all respects by this Form C/A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
N/A	N/A	N/A	N/A	N/A	N/A

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- On February 26, 2018, the Issuer and Alex Kyriakidis, the Issuer's CEO, entered into that certain Common Stock Purchase Agreement, pursuant to which the Issuer sold 10,000,000 shares of Common Stock to Mr. Kyriakidis at a purchase price of $0.00001 per share.
- On March 25, 2022, Alex Kyriakidis, the Issuer's CEO, and TND Consultancy B.V. entered into that certain Stock Transfer Agreement, pursuant to which the Mr. Kyriakidis transferred 10,000,000 shares of Common Stock to TND Consultancy B.V.
- In connection with the Stock Transfer Agreement, the Issuer and TND Consultancy B.V. entered into that certain Stock Purchase Agreement dated March 25, 2022.
- The Issuer pays the following to TND Consultancy B.V.:
  - A monthly consultancy fee of $16,200 from January 2023 until December 2023 for an aggregate total consultancy fee of $194,400.
  - A management fee of $175,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at bitterbrains.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

BitterBrains, Inc.

By:

/s/ Alex Kyriakidis Alex Kyriakidis

(Signature)

Alex Kyriakidis

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alex Kyriakidis Alex Kyriakidis

(Signature)

Alex Kyriakidis

(Name)

Director

(Title)

March 10, 2025

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

BITTERBRAINS, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
BitterBrains, Inc.
Newark, Delaware

We have reviewed the accompanying financial statements of BitterBrains, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

October 21, 2024
Los Angeles, California

BITTERBRAINS, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,083,028	$	451,504
Accounts Receivable, net		90,136		9,194
Prepaids and Other Current Assets		20,999		20,999
Total Current Assets		1,194,163		481,697
Property and Equipment, net		10,068		10,505
Intangible Assets		30,071		40,094
Total Assets	$	1,234,302	$	532,296
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	53,180	$	54,475
Credit Cards		14,761		1,918
Deferred Revenue		227,056		228,033
Other Current Liabilities		234,373		73,290
Total Current Liabilities		529,370		357,716
Total Liabilities		529,370		357,716
STOCKHOLDERS' EQUITY				
Common Stock		-		-
Retained Earnings		704,932		174,580
Total Stockholders' Equity		704,932		174,580
Total Liabilities and Stockholders' Equity	$	1,234,302	$	532,296

See accompanying notes to financial statements.

BITTERBRAINS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 2,806,651	$ 1,393,681
Cost of Revenue	1,537,729	1,240,344
Gross Profit	**1,268,922**	**153,337**
Operating Expenses		
General and Administrative	570,799	224,003
Selling and Marketing	77,311	69,398
Total Operating Expenses	**648,110**	**293,401**
Net Operating Income/(Loss)	**620,812**	**(140,064)**
Interest Expense	-	-
Other Income	(55,623)	(41,793)
Income/(Loss) Before Provision for Income Taxes	**676,435**	**(98,271)**
Provision for Income Taxes	146,083	85,491
Net Income/(Net Loss)	**$ 530,352**	**$ (183,762)**

See accompanying notes to financial statements.

BITTERBRAINS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

(USD $ in Dollars)	Common Stock		Retained Earnings	Total Stockholders' Equity
	Shares	Amount		
Balance—December 31, 2021		$ -	$ 358,342	$ 358,342
Net Loss			(183,762)	(183,762)
Balance—December 31, 2022	-	$ -	$ 174,580	$ 174,580
Net Loss			530,352	530,352
Balance—December 31, 2023	-	$ -	$ 704,932	$ 704,932

See accompanying notes to financial statements.

BITTERBRAINS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/Loss)	$	530,352	$	(183,762)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities				
Depreciation of Property		3,174		2,627
Amortization of Intangibles Assets		10,023		10,024
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(80,942)		17,806
Prepaids and Other Current Assets		-		(20,999)
Accounts Payable		(1,295)		48,754
Deferred Revenue		(977)		228,033
Credit Cards		12,843		946
Other Current Liabilities		161,083		20,000
Net Cash Provided by Operating Activities		**634,261**		**123,429**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(2,737)		(10,383)
Purchases of Intangible Assets		-		(50,118)
Net Cash Used in Investing Activities		**(2,737)**		**(60,501)**
CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of Related Party Loan		-		(32)
Net Cash Used in Financing Activities		**-**		**(32)**
Change in Cash & Cash Equivalents		**631,524**		**62,896**
Cash & Cash Equivalents —Beginning of The Year		451,504		388,608
Cash & Cash Equivalents—End of The Year	$	**1,083,028**	$	**451,504**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest		-		-
Cash Paid During the Year for Income Taxes		146,083		85,491

See accompanying notes to financial statement

1.   NATURE OF OPERATION

BitterBrains, Inc. was incorporated on February 23, 2017, in the state of Delaware. The financial statements of BitterBrains, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

The Company provides developers with accessible education through video courses and certification programs. The company's offerings include subscription-based access to Vue School, one-time payment courses like Mastering Nuxt and Mastering Pinia, and certification bundles for popular technologies.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $445,683 and $26,309, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and restricted cash, accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company concluded that no allowance for expected credit losses was necessary.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer Hardware & Software	5 years

Intangibles

Intangible assets with finite lives, such as websites, are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- Online Sales: Revenue is recognized at a point-in-time when the services are provided to the customer.

Cost of Sales

Cost of sales includes the cost of independent contractors' expenses, commissions, and fees.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $77,311 and $69,398, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 21, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Receivable for Tax	20,999	20,999
Total Prepaids and Other Current Assets	$ 20,999	$ 20,999

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accruals	175,000	-
Tax Payable	6,083	-
Other Current Liabilities	-	20,000
Total Other Current Liabilities	**$ 181,083**	**$ 20,000**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Computer Hardware & Software	$ 15,869	$ 13,132
Property and Equipment, at cost	**15,869**	**13,132**
Accumulated Depreciation	(5,801)	(2,627)
Property and Equipment, net	**$ 10,068**	**$ 10,505**

Depreciation expenses for the years ended December 31, 2023, and 2022 were $3,174 and $2,627, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Website	$ 50,118	$ 50,118
Intangible Assets, at cost	**50,118**	**50,118**
Accumulated Amortization	(20,047)	(10,024)
Intangible Assets, net	**$ 30,071**	**$ 40,094**

Amortization expenses for the years ended December 31, 2023, and 2022 were $10,024 and $10,024, respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 10,024
2025	10,024
2026	10,023
2027	-
Thereafter	-
Total	**$ 30,071**

6. EQUITY AND CAPITALIZATION

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2023, and 2022, no shares of common stock have been issued or are outstanding.

7. INCOME TAXES

Income tax expense from continuing operations was as follows:

For The Year Ended	December 31, 2023	December 31, 2022
Current:		
Federal, State, And Local	$ 146,083	$ 85,491
Total Tax Expense	**$ 146,083**	**$ 85,491**

Provision for income tax liability comprised the following:

As of	December 31, 2023	December 31, 2022
Federal, State, And Local	$ 146,083	$ 85,491
Total Povision For Income Tax	**$ 146,083**	**$ 85,491**
Net Tax Provision	**$ 146,083**	**$ 85,491**

The cumulative NOLs are $0 as of December 31, 2023.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

During 2023, the Company paid management fee amounting to $175,000 to TND Consultancy, a related party through common ownership.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

BITTERBRAINS, INC.

SAFE
(Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 SAFE holders, the "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of SAFE], BitterBrains, Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Pre-Money Valuation Cap**" is (i) $12,600,000 for each investor who invests during the first tranche of the Offering, which includes subscriptions in the Offering through November 14, 2024 at 11:59 pm Pacific Prevailing Time ("**Early Investors-1**"), (ii) $13,600,000 for each investor who invests during the second tranche of the Offering, which includes subscriptions in the Offering from November 15, 2024 through December 10, 2024 at 11:59 pm Pacific Prevailing Time ("**Early Investors-2**"), and (iii) $14,600,000 for each investor who invests during the third tranche of the Offering, which includes subscriptions in the Offering from December 11, 2024 through April 24, 2025 at 11:59 pm prevailing Pacific Time ("**Standard Investors**"). See Section 2 for certain additional defined terms.

1. Events

(a) **Equity Financing Event**. If an Equity Financing (defined below) occurs before this instrument terminates in accordance with Sections 1(b)-(d), the Issuer shall promptly notify the Investor of the closing, or anticipated closing, of the Equity Financing and issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Equity Financing, subject to the terms of this Section 1. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**Equity Financing Price**," as defined below).

(b)   **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Sections 1(a), (c) or (e)), the holder of this SAFE will automatically be entitled (subject to the liquidation priority set forth below in Section 1(d)) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the **greater of** (1) the Purchase Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Issuer shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event (defined below) before termination of this SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds (defined below) equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The holder of this SAFE's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stockholders in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The holder of this SAFE's rights to receive their Conversion Amount is (A) on par with payments for Common Stock and other SAFEs (whether this Series of SAFEs or alternative SAFEs) and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This SAFE automatically terminates (without relieving the Issuer or holder of this SAFE of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the holder of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the holder of this SAFE pursuant to Section 1(b) or Section 1(c) as subject to Section 1(d).

2.   **Definitions**

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common

Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Custodian**" means Bitgo Trust Company, Inc. and its successors and assigns.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 in cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than or equal to the Pre-Money Valuation Cap, the lowest price per share of the Equity Securities sold in the Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is greater than the Pre-Money Valuation Cap, the SAFE Price.

"**Equity Securities**" shall mean Capital Stock (whether Common Stock or Preferred Stock), any other capital or profits interest of the Issuer, or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred

Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) the Unissued Option Pool; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed 180 days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Preferred Stock price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Reg. CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Issuer plan.

3. Custodian; Securities Entitlement

(a)   The Issuer and the Investor appoints and authorizes the Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon acceptance of the SAFE, the Issuer shall issue and deliver the SAFE to the Custodian, who shall solely hold such SAFE and any securities that may be issued upon conversion thereof for the benefit of the Investor and shall be a "protected purchaser" of such SAFE within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book-entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the SAFE and any securities that may be issued upon conversion thereof equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the SAFE in the Offering.

(b)   Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's SAFE and any securities that may be issued upon conversion thereof to any of its affiliates or to its successors and assigns, whether by merger, consolidation or otherwise, in each case, without the consent of the Investor or the Issuer. Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

4.   Issuer Representations, Warranties and Covenants

The Issuer represents, warrants, and covenants to the Investor and the Intermediary as follows:

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**ICA**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the ICA, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer hereby authorizes the Custodian to hold this SAFE and the securities issuable upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investors, which shall be in uncertificated form. The Issuer agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

5.   **Investor Representations, Warranties, and Covenants**

The Investor represents, warrants and covenants to the Issuer, the Issuer's representatives and agents, and Intermediary, as follows:

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable per its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities (collectively, the "**Securities**") have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that the Securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Reg. CF, in which case certain state transfer restrictions may apply.

(c)   The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing the Securities in compliance with, the investment limitations set forth in Rule 100(a)(2) of Reg. CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the Securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the Securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the Securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that the Securities provide the Investor no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the Securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the Securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Securities, or any securities convertible or issuable therefrom, is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Issuer. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities, or any securities convertible or issuable therefrom, to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Securities, or any securities convertible or issuable therefrom, will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Securities, or any securities convertible or issuable therefrom; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities, or any securities convertible or issuable therefrom. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Securities, or any securities convertible or issuable therefrom, (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the offering documents related to this transaction.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(m) This SAFE has been duly authorized, executed and delivered by the Investor and, upon due authorization, execution and delivery by the Issuer, will constitute the valid and legally binding agreement of the Investor enforceable in accordance with its terms against the Investor, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

(n)   Investor directs the Issuer to issue the Securities that are ultimately issued pursuant to this SAFE in the name of the Custodian, and the Investor acknowledges and agrees that the Custodian will hold the Securities in registered form in its for the benefit of the Investors, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between the Investor and the Custodian, Custodian may take direction from the Lead (as defined below) who will act on behalf of the Investors, and the Issuer, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

(o)   The Investor will maintain an account in good standing with Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any of the provisions of such Custody Account Agreement contradict this instrument, the Custody Account Agreement shall be provided precedence.

(p)   The Investor agrees any action contemplated by this instrument and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor or the Custodian as Investor's agent.

6.   **Transfer Restrictions**.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

     (i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

     (ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   If the Investor intends to transfer the SAFE ("**Transfer**"), the party accepting transfer ("**Transferee**") must pass and continue to comply with any applicable know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and, at the Issuer's sole determination, execute an Omnibus Nominee Trust Agreement, provided in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute an Omnibus Nominee Trust Agreement contemporaneously with the Transfer, if determined necessary in the Issuer's sole discretion, may render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(f)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7.   Tokenization and Fractionalization

(a)   The Issuer has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Issuer or an entitlement order to a securities intermediary holding this SAFE on behalf of others. The Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders.

(b)   The Securities, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Issuer's sole discretion.

8.   Miscellaneous

(a)   The Investor agrees to execute an Omnibus Nominee Agreement contemporaneously and in connection with the purchase of this SAFE. The Investor agrees and understands that the Investor's failure to execute an Omnibus Nominee Agreement contemporaneously with this SAFE may render the SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument.

(c)   Any provision of this SAFE may be amended, waived or modified only at the direction of the Chief Executive Officer of the Issuer (the "**Lead**"). The Lead shall act in accordance with the principals of good faith and fair dealing in the performance of their role as Lead.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the Issuer and the Investor; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   Custodian through this SAFE and related Omnibus Nominee Agreement entered into between the Investor and Custodian shall be considered legal record holder of the SAFE and any shares of securities convertible thereon, including Capital Stock.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Issuer's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes only this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **ISSUER: BITTERBRAINS, INC.**

By: _____   By: _____

Name: _____   Name: Alex Kyriakidis

                                                         Title: Chief Executive Officer

Date: _____   Date:

                                                         Email: alex@vueschool.io

                                                         Address: 2093 Philadelphia Pike #9442
                                                         Claymont, DE 19703

EXHIBIT C

Custody Agreement



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME   ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4. Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

    i.   Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

    ii.   Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

    i.   Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

    ii.   Custodian will provide Client with a confirmation of the pending transfer.

    iii.   If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv. If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5. **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving   Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6. **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7. **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8. **Acknowledgement of Risks.**

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;

(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;

(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;

(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;

(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;

(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;

(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;

(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;

(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND

(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General.
The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4.   Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5.   Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6.   Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7.   Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8. **Operation of Digital Asset Protocols.**

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9. **Account Statements.**

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10. **Independent Verification.** If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. **Clearing and Settlement Services.**

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

   i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

   ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

   iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

   iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. **Company Site and Content.** Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5.   Security; Client Responsibilities.

(a)   Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b)   Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c)   Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6.   Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7.   Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8.   Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1.   Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder.   Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2.   Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3.   Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1.   Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. Termination for Breach. Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. Suspension, Termination, or Cancellation by Custodian.

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i.   Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii.   Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii.   Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv.   Custodian service partners are unable to support Client's use;

    v.   Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi.   Client fails to pay fees for a period of 90 days; or

    vii.   Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. Effect of Termination. On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. Early Termination. Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

    7.1.   **By Client.** Client represents, warrants, and covenants to Custodian that:

(a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2. **By Custodian.** Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. **Notification.** Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1. **Confidentiality.**

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED   ASSETS   .

12. MISCELLANEOUS.

12.1. Notice. All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. Publicity. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. Entire Agreement. This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. Computer Viruses. Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. No Waiver. The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. Amendments. Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. Assignment. Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.	[CLIENT NAME]
By:	By:
Name:	Name:
Title:	Title:
Date:	Date:
Address for Notice:	Address for Notice:
6216 Pinnacle Place	_____
Suite 101	
Sioux Falls, SD 57108	_____
Attn: Legal	
Email: legal@bitgo.com	_____
	Attn:
	Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I.   Expanded Definition of Services. Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II.   Fees. The Fees associated with Services for Client are as follows:

1. Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

2. Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly   Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	$_____
MMI wallets (exclusive of NFT holdings)	
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	Basis Points (bps)
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

---

[1] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire – International (in)	$15	Per Transaction
Wire – International (out)	$25	Per Transaction
Wire – Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH – Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[_____] and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8. Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

APPENDIX 1
ADDITIONAL TERMS

I.   **<u>MMI SERVICES</u>**: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II.   **<u>NFT SERVICES</u>:** See https://www.bitgo.com/legal/nft-service-terms

III.   **<u>STAKING SERVICES</u>:** See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2.   Acceptance.   The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3.   Revocation.   The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4.   Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest.   The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Beneficial Owner.   Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification.   The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Binding Effect.   This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Video Transcript



BitterBrains 🧑🏼‍💻 // Republic

Words: 472

Time: 3:18 @ 160 WPM

Audio	Video	On Screen Graphics / Text	Timecode
NARRATOR (DAVID ATTENBOROUGH-STYLE VOICE OVER): In a harsh, ever-changing landscape, one remarkable species thrives against all odds. **NARRATOR (V.O.):** The species in question? None other than the ***elusive web developer.*** **ALEX:** *(Looking up, confused)* Um, hi? You can just call me Alex.	*[Dramatic 'nature documentary' opening montage - stock footage of zebras, lions, etc.]* *[Abruptly cut to ALEX sitting at his desk, typing rapidly]*	**The Elusive Web Developer** *Alex Lower Thirds*	
NARRATOR: *Alex is the founder of BitterBrains — a leading education technology company that's supporting the survival of the web developer species, with popular products like Vue School, Certificates.dev, and Frontend Nation.* You see—Alex is just 1 of 25 million developers who make up the $583B global software market. A market which touches virtually every industry imaginable. Yet, despite this massive market and workforce, 1.7 million developer jobs still go unfilled every year. **Why?**	*BitterBrains logo + all product logos* *+* *Alex's face photoshopped on an animal, leading a big group of other animals* *[Cut back to Alex while he awkwardly listens]*	*25 Million Developers* *$538B global software market* *1.7 million unfulfilled developer jobs*	




ALEX: Because being a developer is really hard. First, we have to learn the skills to become one, and then we're always juggling mastering new technologies, applying best practices, and keeping up with constant changes. All while solving everyday work challenges and meeting deadlines. Every single day, the gap between what developers are trained for and what their jobs demand is getting wider.	*Alex talking head*	A list appears on screen: **Step 1: Learn Skills** **Step 2: Master New Tech** **Step 3: Apply Best Practices** **Step 4: Keep Up with Changes** **Step 5: Solving Challenges + Meeting Deadlines**	
MARIA: **Alex created BitterBrains to change that.** So far, we've helped over **2 million** developers improve their skills and make their lives easier with top-notch learning resources, hands-on practice, real-world assessments, and industry-recognized certifications. **NARRATOR:** **And the timing couldn't be better.** With developer demand set to grow 16% by 2032, dated skills could see industries lose billions caused by delayed development, bugs, outages, and employee burnout. BitterBrains helps by making developers' lives easier. And the dev community loves it! Conferences like Vue Nation and Frontend Nation attract over 100,000 developers globally.	*Maria talking head* *Shots of developers in the dev office coding or watching a video course on BB site.* *On screen bug, like [Github unavailable](#) or [MS outage](#) + [THIS IS FINE](#) GIF if possible.* *Developers from dev office*	*Maria Lower thirds* **Helping over 2 million developers** **The timing couldn't be better** **GFX:** Demand to skyrocket by 16% by 2032 [[Source](#)]	



Our developer certification program alone generated $500,000 in pre-orders in just two days, with total sales to date of $1.8 million.	*sipping coffee, playing pool, etc (aka: looking happy!)* *Footage from live events of Alex talking at conferences* *Shots of developers from dev office taking an exam on BB certification program*	Certification Program: Pre-orders: $500,000 Total Sales $1.8M	
MARIA: We invested that revenue to build an innovative, certification platform for modern developers to improve and validate their skills. With our 15 products, I we've helped **thousands** of developers from some of the **top** companies in the world—like Google, Coca-Cola, Apple, and countless others to keep their dev teams sharp.	*Maria Talking Head* *[A bunch of recognizable logos appear on screen, until you can't see Maria anymore.]*		
EVAN YOU: BitterBrains have been instrumental in educating the Vue.js developer community by constantly developing courses with industry experts, and providing skill validation with the official certification program. All while financially supporting the open-source ecosystem.	*[Cut to a taped testimonial from EVAN YOU]*	*Evan You Lower Thirds*	







NARRATOR: After 7 years of methodical and strategic growth, BitterBrains is now expanding its offerings to cover the entire JavaScript ecosystem. This opens up a potential audience of 2 million developers to over 25 million.	*Maria and Alex working together at Alex's home* *+* *JavaScript logo*		
MARIA: If ever there was a time to invest in BitterBrains, now is the time. **ALEX:** With your investment, we can accelerate our growth, provide more value to our community, and support even more developers worldwide.	*Maria talking head* *Alex talking head*		
NARRATOR: Together, we can expand the oasis of knowledge that nurtures the entire developer ecosystem. Invest in BitterBrains and help code a better tomorrow.	*Cut back to footage of animals walking in a large pack, into the sunset*	www.republic.com/bitterbrains	

Social Ad 1

Audio	Video	On Screen Graphics / Text	Timecode
MARIA: Invest in the future of tech education with BitterBrains.	*Maria talking head*		
By 2032, demand for software developers will soar by 16%. Dated skills could see industries lose billions I caused by delayed development and employee burnout.		**GFX:** 1.7 million jobs are unfilled	





At Bitterbrains, we're addressing this I with recognized training and certification programs to make developers' lives easier.	*Shots of developers from dev office taking an exam on BB certification program*		
Ready to learn more? Click below!		www.Republic.com/bitterbrains	

Social Ad 2

Audio	Video	On Screen Graphics / Text	Timecode
NARRATOR: $583 billion: That's the colossal global software market BitterBrains is supporting.	*[Dramatic 'nature documentary' opening montage - stock footage of zebras, lions, etc.]*	*$538B global software market*	
Our cutting-edge training and certification programs are expanding to tap into the wider audience of 25 million developers worldwide. With the software development industry's rapid growth, this market is set to expand even further.	*Shots of developers in the dev office coding or watching a video course on BB site.*	25 Million Developers	
Don't miss this chance to be part of a game-changing EdTech solution. Invest in BitterBrains today!		www.Republic.com/bitterbrains	

Social Ad 3

Audio	Video	On Screen Graphics / Text	Timecode
ALEX: BitterBrains— Unusual name. Unusual success.	BitterBrains website/logo *Alex talking head*		


We've already helped 2 million developers level up their skills at top companies like Apple, Samsung, and Coca-Cola.	*A bunch of recognizable logos appear on screen*	2 Million Developers	
Now, we're scaling our educational courses and certification programs to reach an audience of over 25 million developers worldwide.	*Footage from live events of Alex talking at conferences*		
Don't miss this opportunity to play a pivotal part in our next phase of growth! Invest in BitterBrains today.		www.Republic.com/bitterbrains	



EXHIBIT F

Testing the Waters Communications

BitterBrains is planning a Crowdfunding round

Hello everyone,

I'm Alex, the CEO of BitterBrains, and I'm excited to announce that in just a few weeks, we'll be launching our crowdfunding campaign on Republic! This is a significant milestone, and I invite you to be part of this journey.

What is BitterBrains?

BitterBrains is dedicated to making developers' lives easier by providing high-quality educational resources and certification programs. We have empowered **over 2 million developers** through platforms like Vue School, Mastering Nuxt, Mastering Pinia, InstantDev, the official Vue.js certification, Nuxt.js certification, as well as JavaScript and Angular.

Why Crowdfunding?

Our community has been essential to our growth, and we're excited to offer you the chance to invest in our future. By participating in this campaign, you'll support our mission and have the opportunity for financial returns.

Why Invest?

Investing in BitterBrains presents an exciting opportunity for solid returns:

- **Strong ROI Potential**: With **55-80% year-over-year growth**, our rapid expansion in the developer education market positions investors for significant returns.

- **High Demand for Resources**: Our platforms meet the growing need for quality developer education, creating multiple revenue streams.

- **Investor Benefits**: Early investors can capitalize on favorable terms through a SAFE (Simple Agreement for Future Equity), allowing for potential equity conversion aligned with our growth trajectory.

What's Next?

We'll be launching our campaign soon. If you want to be among the first to know when we go live, complete our investor interest form.

👉 [Fill in the Investor Interest **Google Form**](#)

Thank you for being part of our journey. Together, we can continue to support developers and shape the future of technology education while creating financial opportunities for our investors.

Best,

Alex Kyriakidis

CEO, BitterBrains Inc.

Disclosure

BitterBrains is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited in this communication. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Republic's platform. Any offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed.



BitterBrains is planning a Crowdfunding round

 Alex Kyriakidis

📅 November 4, 2024

Hello everyone,

I'm Alex, the CEO of BitterBrains, and I'm excited to announce that on Nov 12th we'll be launching our crowdfunding campaign on Republic!

What is BitterBrains?

BitterBrains is dedicated to making developers' lives easier by providing high-quality educational resources and certification programs. We have empowered over 2 million developers, including professionals from major enterprises like Google, Apple, Coca-Cola, and Microsoft, through platforms like Vue School, Mastering Nuxt, Mastering Pinia, InstantDev, the official Vue.js certification, Nuxt.js certification, as well as JavaScript and Angular.

Why Invest early?

Investing in BitterBrains presents an exciting opportunity for solid returns:

- **Strong ROI Potential**: With **55–80% year-over-year growth** since 2017, our rapid expansion in the developer education market positions investors for significant returns.

- **High Demand for Resources**: Our platforms meet the growing need for quality developer education, creating multiple revenue streams.

- **Limited Time "Early Bird" Benefits** – Early Bird investors in the program will enjoy favorable terms, but when the early bird period ends, so will the benefits, so don't miss out when the opportunity launches.

What's Next?

We'll be launching our campaign on Nov 12th. If you want to be among the first to know when we go live, complete our investor interest form.

👉 **Fill in Google Form**

We hosted a webinar to share business insights and answer questions about the company and the ownership offering. You can **watch the recording here** 📺 if you're considering investing or just curious about what we do.

What you'd be investing in?

We have exciting plans to grow our potential audience from the estimated 2 million Vue.js developers to the broader 25 million audience that includes all JavaScript developers. This will likely include, amongst others:

- **Expanded Certification Program** – Build on the success of the official Vue.js and Nuxt certifications and include other frameworks, tools and libraries like Typescript, Node.js, Tailwind, Laravel, React and many more!

- **AI and Machine Learning Educational Products** – Recognizing the growing importance of AI and machine learning, Bitterbrains aims to develop educational products in these areas, positioning itself at the forefront of emerging tech trends.

Why Crowdfunding?

At Bitterbrains, we have always been community-focused, so when we looked for funding opportunities to accelerate our growth, community-based funding seemed like the right choice.

As a member of our community, we're excited to offer you the chance to invest in our future. By participating in this campaign, you'll support our mission and have the opportunity for financial returns.

What is Republic?

Republic is an investment platform that democratizes access to startup and private equity investments, allowing individuals to invest with a minimum amount of $100 to $200, depending on the issuer's choice. By enabling everyday investors to participate in funding opportunities that were once limited to accredited investors, Republic empowers users to support innovative companies and potentially earn returns on their investments.

Thank you for being part of our journey. Together, we can continue to support developers and shape the future of technology education while creating financial opportunities for our investors.

Best,

Alex Kyriakidis

Founder & CEO, BitterBrains Inc.

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Mastering Nuxt

Vue Bundle

Certifications

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JavaScript Certification

Nuxt Certification

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Vue.js Certification

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Vue.js Nation

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Transcript

This transcript was computer generated and may contain errors.

Event:	BitterBrains Investment Preview: Join us before the launch!
Session:	BitterBrains Investment Preview + Q&A with founder Alex Kyriakidis

Tue 5 Nov 2024, 08:00 PM - 09:00 PM CET

00:00:00

Alex Kyriakidis

Okay, I think we are live.

00:00:04

Alex Kyriakidis

Can everyone hear me and see me, fine?

00:00:10

Alex Kyriakidis

Yeah, perfect.

00:00:13

Alex Kyriakidis

So welcome everyone. We have quite a diverse audience today, it is, uh, not the typical. We are used to hear that vue school today. We're welcoming people who are our friends. Of course, a lot of people for the bitter brains community and several platforms. And also many family members who are interested in learning more about our business

00:00:37

Alex Kyriakidis

Um, another thing that is unique today is that I will be using PowerPoint and this is the first time I use PowerPoint, uh, since I was like, 12 years old and I can tell you, it's still as bad as it used

to be. Um, so to to have the full screen for the presentation, it doesn't allow me to use my computer, so I cannot see the chat whatsoever. I had to take my, my tablet, so that I can see what's going on or if we have any issues. So, if you see me looking down, like, how I do now that I'm checking, uh, in the bottom is because I'm taking on that tablet screen in order to also see the presentation.

00:01:13

Alex Kyriakidis

Um, awesome. So during this event today, I will give you or we will give you a presentation of our business and insights on our plans for, for growth and the investment schedule.

00:01:29

Alex Kyriakidis

Uh, you can post any questions you have in the chat or in the Q&A section and our team will answer there or we will address them at the end of the presentation, uh, here live.

00:01:41

Alex Kyriakidis

Um, for anyone who doesn't know me. I'm Alex khakis. I'm based in Amsterdam. I'm originally from Greece and then in the founder of bitter brains and few School.

00:01:53

Alex Kyriakidis

Which I started after I wrote the first book, The VJs book back in 2016.

00:01:59

Alex Kyriakidis

At Peter brains, we make developers lives easier with accessible education credible certifications and engaging community events.

00:02:13

Alex Kyriakidis

In 2023 alone, we engaged over 2 million developers. Um, here you can see a chart of uh uh developers engaged per year and this is not a cumulative touch. So, this is the number that we have in every single year.

00:02:29

Alex Kyriakidis

Um, you might wonder what engaged means. And we use this term to describe all of the developers who interact with our platforms. And this can be either using our free resources. Um, consuming tutorials watching, lessons attending any of our events taking exams Etc in a given year.

00:02:48

Alex Kyriakidis

Among this massive population of developers many professionals work at top businesses like Google Apple, Microsoft Samsung Accenture and countless others. And we will see more in this presentation.

00:03:02

Alex Kyriakidis

Um last year we also Host this hosted the largest online events in our industry and we serve developers in 156 countries with the top countries being the US, Germany, Netherlands, India, France and Brazil.

00:03:20

Alex Kyriakidis

The reason why so many developers and businesses utilize our services is because the software engineering labor market is a lose-lose game.

00:03:30

Alex Kyriakidis

On the 1 sides developers, struggle, because first of all, being a developer is really hard. Um, as developers, first, we have to learn the skills to become a developer, um, and then we constantly have to keep up with new technologies. Uh, keep our skills up to date and all while with juggling meeting deadlines and solving day-to-day problems at work. And this often, um, results in having lack of confidence or imposed on.

00:04:02

Alex Kyriakidis

Is.

00:04:13

Alex Kyriakidis

Um, some of these reasons is that businesses. Struggle to find sufficiently skilled Developers.

00:04:19

Alex Kyriakidis

Often businesses overbuild them existing developers which can also lead to burnouts and businesses face. A lot of technical issues and production delays due to under skill developers or lack of resources.

00:04:37

Alex Kyriakidis

As useful, we have uh, or a bitter brains, we have been addressing these problems since 2017. And we do this, through high quality, education credible, certification programs, Community, engagement activities, and business services.

00:04:56

Alex Kyriakidis

for every category that uh we operate in, we try to develop the most effective Solutions and to give you an example, I have pulled up some data from our vue.js certification program,

00:05:09

Alex Kyriakidis

Um, before we launch this product, we spoke with our community. We actually surveyed over 2.7 thousand developers from from our network, uh, to understand, uh, how we can make the certification, the most helpful for them and, um, how helpful it will be, uh, in their career development.

00:05:31

Alex Kyriakidis

And we figured that most of the of the people interested in the view certification program are professionals who already have more than 3 years experience. Uh working on a professional environment with UJS

00:05:45

Alex Kyriakidis

It was very interesting to see that 95% of them believe that uh, a few certification would increase their professional credibility.

00:05:53

Alex Kyriakidis

Um, while 70% would require additional training, so even though they use already Goods at work, they would like to get training before they take an exam.

00:06:05

Alex Kyriakidis

And, um, interestingly enough 69% of the people didn't have any previous certifications. So that would be the first certification that they will put in their CV.

00:06:17

Alex Kyriakidis

So, we took all of these learnings, and insights into account in order to develop the program. And we saw this astonishing results, uh, where the program released later in that year 88% of the people who took the exam said that, they believe the

00:06:35

Alex Kyriakidis

Uh, the examination successfully assess view competence, which means they would believe another view developer, who has the certificate that they can use the framework efficiently.

00:06:48

Alex Kyriakidis

We also had a standing 76% of the population who saw their skills improving uh by by preparing and taking the exam.

00:06:56

Alex Kyriakidis

And 84% would recommend to a fellow view developer.

00:07:04

Alex Kyriakidis

So in the same way of us certification, we have developed all of our products. Uh, we always develop, uh, our our services with the community for the community and view. Certification is just 1 example of uh of our services to date. We have more than 15 uh websites and brands

00:07:22

Alex Kyriakidis

And I will just go quickly, uh, through our uh, our timeline.

00:07:28

Alex Kyriakidis

um, since we started in 2017,

00:07:32

Alex Kyriakidis

Um in in that year um it was uh right after I think Vijay. Yes uh had the version 1 stable. I think this is when we got a V2 stable and I started View School to help my readers of the book continue learning go deeper into the technology and led by having actual real world, examples and build real world applications with that new framework,

00:07:58

Alex Kyriakidis

After a couple of years uh, of working uh, at bu school we developed mastering KNX which was also a new framework that was developed, uh, from another open source organization. And, uh, it was getting a lot of popularity. So we partnered with the next team and we created the mastering next course. Um, which is the official course for, for next developers to date. We also have a revenue share, uh, system with now. So, a revenue from, the course, goes directly to supporting the development of the next framework. And this a philosophy that we use a lot at Peter brains, we work with a lot of Open Source, creators and organizations. Um, we develop great content together and we do share, um, uh, revenue or other forms of of Partnerships to make it sustainable. And then win-win for everyone involved,

00:08:54

Alex Kyriakidis

And um, uh, it was very successful. We had also, of course, the best next experts present there. And, um, we replicated this excess in View, fors and view nation in 2022. Were always, we had like around 20,000 people joining every single event.

00:09:25

Alex Kyriakidis

And um we do our best to make our content accessible. Uh we offer a lot of um uh uh purchasing power parity, a lot of free products, a lot of free content and we managed to make all of these conferences available for free so everyone can access them and um

00:09:45

Alex Kyriakidis

We try to be creative on how we make them viable products. It might be through selling some of the paid Services, it might be through sponsorships um whatsoever.

00:09:56

Alex Kyriakidis

Can benefit more developers that are not few developers necessarily. It can be JavaScript, it can be, you know, react angular, but it can be any other developer. So we extracted the fuser.

Yes, certification technology from the VJs domain that was hosted initially and we created a new platform certificates Dev where today we host certificates, uh, including JavaScript, angular and n and we we work hard to improve this platform and constantly release more certificates for more developers. Um,

00:10:48

Alex Kyriakidis

Worldwide.

00:10:49

Alex Kyriakidis

In 2024, there was also like a pivotal year for for our business because we created a a new community for front-end Nation. So for the first time, we created an event that doesn't speak necessarily on me to view developers but it is relevant for developers of every framework.

00:11:08

Alex Kyriakidis

And there was something very important that happened in 2024, which started with angular in July. Um, so in July, after 7 years of working in the VJs industry, we sold our first product to a non- view developer, uh, which was a pivotal Mo, uh, moment, seeing how we we are, we are changing of serving just like a niece and 1 single community of developers to getting outside of this bubble and start serving more developers and have similar results with has been really nice to see.

00:11:43

Alex Kyriakidis

In 2024, we also started developing more business services but I will tell you about this later.

00:11:51

Alex Kyriakidis

So, for all of our products, we do our best to provide Great Value to our customers. And as a result, our customers love our products. Um, here have a testimonial from, uh, from Janice, I think it's pronounced, the name who is a principal software engineer at Salesforce and sales. This is a best certification procedure I have taken yet. I found the example process, extremely streamlined, and easy to follow. Um, I think Janice is also like in the chat right now with this. This is funny. That was unexpected.

00:12:21

Alex Kyriakidis

um,

00:12:23

Alex Kyriakidis

Based on the feedback that that we have received from our certification customers across all of the Frameworks. Uh, we have a standing 9 out of 10 certification customers with recommended to a friend and, uh, a fun fact on The View School platform, we have active subscribers with us since 2017.

00:12:47

Alex Kyriakidis

Come on PowerPoint.

00:12:48

Alex Kyriakidis

Okay.

00:12:50

Alex Kyriakidis

Um our products are also appreciated by industry leaders as they appreciate our contribution to the communities. Here I have a quote from Evan, you the creator of UJS saying how bitter brains has been. Instrumental in educating the VJs developer Community by constantly developing courses with industry experts and providing skill validations with the official certification program.

00:13:12

Alex Kyriakidis

And Sebastian. So pain creator of KNX says beta brain supports the next community Through developer education and open source contributions mastering next course. Um, uh helps developers build skills with n 3 with official certification program providing professional validation,

00:13:35

Alex Kyriakidis

During this years.

00:13:36

Alex Kyriakidis

We have achieved some Milestones that I find quite impressive.

00:13:42

Alex Kyriakidis

Um, we have developed a global development network of over 800,000 developers at male and social

00:13:51

Alex Kyriakidis

we have over 30,000, paying customers across 350,000 users.

00:13:56

Alex Kyriakidis

And um before we launch the yes certificate, we received uh tremendous support from from our community at use school. Um, where we, we achieved

00:14:09

Alex Kyriakidis

Over half a million dollars in pre-orders in just 48 hours in order to develop the vue.js certification program. So before we we can afford to develop this program and the content and the technology. Uh, we asked our community to get in early uh invest in this program and then later uh get be 1 of the first ones to get certified and we had over a thousand people take part in this pre-order in the in these 2 days.

00:14:35

Alex Kyriakidis

And something that I'm personally, proud of is our contribution to to open source at Bitter brains. We have said with open source creators and organization organizations. Over 700,000 dollars, either through sponsorships uh Partnerships and revenue activities that we do with a lot of Industry leaders.

00:14:55

Alex Kyriakidis

Nose here. But there's like thousand small, it's hard to choose businesses because I think I started to find businesses that they don't really use our, our products,

00:15:21

Alex Kyriakidis

But um, our limitation here now and what I think we can have tremendous growth and potential as we scale the business, um, is that we only have so many developers in every company. So we might have developers from a

00:15:35

Alex Kyriakidis

huge company that use our services but we might only have 2 developers or 5 or 20, but we know that most of these Enterprises, they have hundreds if not thousands of developers that uh, we could help with our services. Um, so far we have been Limited in that because we only had you say, yes, products. So, you know like a company might have a thousand developers but only 15 users would say yes or some Labs or something special. But as we expand now with JavaScript and the other front end Frameworks and the other Technologies, we aim to have products to be able to support all of the developers, like, full stack, uh, in the long run. And then, we can grow within the companies since they are already our customers, and they know, and they can trust us.

00:16:23

Alex Kyriakidis

Awesome. Um,

00:16:26

Alex Kyriakidis

Here. Let's take a look uh in our revenue and in our uh in our growth. Here, I have the revenue. We have generated every year since we started with an impressive dollars in 2017. Um,

00:16:39

Alex Kyriakidis

Our median year on year, organic growth is 70%. And um, an impressive um, growth was last year from 2023 2022, going to 2023 where we had 103 growth in revenue. And this is when we started the uh, the latest uh, products and the certification platforms.

00:17:07

Alex Kyriakidis

As you can imagine that bitter blames, we have multiple revenue streams since we have dozens of of websites. And this is how the revenue divides we have 42.5% of the revenue coming from developer. Certification 47.5%, send coming from video courses. And this is a combination of uh, either as a single purchases or subscriptions, on The View, Skool platform,

00:17:34

Alex Kyriakidis

We have 7% coming from advertising and sponsorships, and 3% coming from workshops and peace and services. Um, and uh, we have we reached a point where we had so many services and sites that some of our best customers were complaining that if you are going to buy multiple products, I have to make multiple purchases and also it would be nice to have a better price.

00:17:55

Alex Kyriakidis

To get more of the bitter brains services. So we developed another platform. The View bundle, uh, where people can go and they can choose products from different panels, and then they can make Collective purchases there with better pricing and they have to activate them just on every specific platform just to make it easier to, to consume the products across the bitter brains Network.

00:18:25

Alex Kyriakidis

Okay now you should see the slide with the market perfect. Um next next I want to take a look at the potential Market opportunity. Um right now speaking just for the JavaScript industry alone there is a bit over 25 million uh developers in the world as of a q1 2024 and that bitter brains, we have a customer lifetime value of 373 dollars. Uh currently and if somehow we managed to get all of the JavaScript, developers in a network and help them with our services and educational content, that would make a potential Market, uh of almost 10 billion dollars in Revenue.

00:19:07

Alex Kyriakidis

I want to highlight that c, 3733 average lifetime value is the value as it is today, because this value grows every year with a more products, we develop and with a more developers we have in our audience and we have very high retention. Like people usually that start with some of our services, they will graduate either to more senior levels if they are on certificate, go from mid-level to senior level or or grade crosselle, um, opportunities getting from, uh, JavaScript certification to an angular certification for example. So this is something that we see growing rapidly with a more we grow as a business.

00:19:48

Alex Kyriakidis

That we uh, offer to developers directly but through the services and the technology that we develop in house. So, for example, we have developed our own solution for uh, for the certification platform, which is unique with all of the features, like with proctoring ID, verification, having developers solve code challenges, um, which we couldn't find any provider that that offers this, uh, all of the packets for developers. And as we grow this and we constantly improve it, we can reach a level where where we can offer it to uh to colleges or universities that they can use for their classes uh for computer science. And it, um or other Technologies technology classes that they have to do with students have to take challenges and our technology can work both like um in in person if they want to do it in a class, but they can also use it to do it to hosting uh, exams remotely which is becoming a trend

00:21:06

Alex Kyriakidis

More and more and, um, similar like, uh, and even like a closer step would be to provide our technology to Dev tool companies to create certifications for their own, uh, technology. So never monitoring company if they want to certify agencies or even just developers. Um, they can utilize our technology to create their own certification, and in fact, we already have, uh, a customer that is working on this and we're making a custom certification for a product technology.

00:21:41

Alex Kyriakidis

Okay. And um as you know, we do have a lot of competitors in our space. Um some of the largest ones that I think most of the developers are familiar with might be plural side, code academy, free code camp and W3 schools. Many of these companies they offer training like pluralsight and code academy. They have uh hundreds of courses in everything in in the front end. I think similar for free code camp.

00:22:08

Alex Kyriakidis

And W3 schools. Focus is more on certification, but as far as I know, it's only multiple choice questions. Uh, and not Proctor like ID verified. Uh, and so on, uh, our comp our competitive events at Bitter brains is um, first of all, the official Partnerships and the connections, we have with framework framework creators and the open source Community. These Partnerships provide us with unique credibility and inside their knowledge. Um, so this sets both a certification and educational content apart from competitors. And it's often like that we speak with open source teams before they release something. If they have a new version uh we can get the insights from them and we coordinate the release. So that when they release the new tool, there is also educational content for the developers to use it. Because if there is no good, educational content, it's very hard to get adoption as an open-source Creator or any sort of any sort of Library, really just to give

00:23:07

Alex Kyriakidis

You an example.

00:23:08

Alex Kyriakidis

We also have proprietary certification technology. As I described that, we had to develop a lot of thing. We really wanted to to find the provider that can host our content and we can make our life nice and easy. But unfortunately, like we tested dozens and there was no complete solution to certify and assess development skills. As, as we're going to do that, we think is the most efficient.

00:23:31

Alex Kyriakidis

And lastly, we have a very strong Community uh, through all of these years. We have trained so many people, uh, either like through paid products or 3 products with all of the 3 lessons and resources, we have or even from our events and we see how this grow like a lot of people from the past. Now they become a principal Engineers, they become CTO and they they get back to Bitter brains to train their team or or cover like have custom Training for for their businesses and a lot of new opportunities, uh, from there.

00:24:04

Alex Kyriakidis

Okay, uh, for the next step, slide, I will invite that on the stage.

00:24:11

Des Kurz

Okay. Uh, first of all, for those of you that don't know me have Desmond cures, I'm the CMO CMO of bit of brains

00:24:18

Des Kurz

And this was really the opportunity for us to share a little bit about what we would do with that funding.

00:24:24

Des Kurz

Um, that we're hoping to put together the first 1 is a little bit of an obvious 1, right? It's the expansion into new Frameworks and I think if you, um,

00:24:33

Des Kurz

Bit of brains Brands. If you're a vue.js developer you probably know it's very well and for good reason, because we've been around since 2017.

00:24:42

Des Kurz

And we've learned an awful lot of lessons on what it takes to make developers lives easier, particularly with vue.js. But as Alex said,

00:24:50

Des Kurz

Um, we sold our first non vue.js product this year, and that's likely to continue.

00:24:58

Des Kurz

So what we're looking at doing is introducing new offerings, particularly for Frameworks like re well Frameworks libraries and tools but looking at react typescript, node.js and laravel. And I would say here too that it's not guess where, where we're going

00:25:13

Des Kurz

Because we are very Community Driven, we have been ping, our customers for a long time, to ask them, what direction they would like us to go. And so far, a lot of our, our future plans are based on the fact that we've had more than 57,000 votes from developers on which direction they would like us to go.

00:25:33

Des Kurz

So again, very Community focused, very customer focused, and really if we want to expand, Alex, put up those very exciting numbers of 25 million JavaScript developers. That's where we intend going.

00:25:43

Des Kurz

So this is a very strategic move to capture a greater share of that, uh, front-end developer Network.

00:25:49

Des Kurz

But also taking the lessons learned and aiming with a broader educational resources to meet those industry needs and to keep our developers adaptable.

00:26:00

Des Kurz

And I know the second 1 could be a little bit scary because it could feel like an episode of South Park.

00:26:06

Des Kurz

You know, AI that took our jobs, but that's not really our view when it comes to Ai and machine learning specifically with relevance to Developers.

00:26:15

Des Kurz

We know that the world economic Forum has projected that the introduction of AI will.

00:26:21

Des Kurz

Probably see the loss of 85 million jobs.

00:26:26

Des Kurz

But here is the good news. It will create almost 100 million new ones. So it's about adaptability and the way that we see a lot of the AI uh, tools is to actually make developers lives easier. Just like, we want them to be. So there's tools will make developers lives Easier by creating a lot of the drudgery work for them. So they can focus on being more ingenious and creative, which is really what we want from our developers.

00:26:55

Des Kurz

So this is really bit of brains. Um, reinforcement of the fact that we would want to support developers by showing them how to use these tools to actually make their lives easier.

00:27:05

Des Kurz

the last part, which is really dominating the web developer certification market and I'm sorry, I'm, um,

00:27:12

Des Kurz

I come from a video gaming background, that goes very way back and whenever I hear the word dominate, I keep thinking of Unreal Tournament and somewhere in the background going domination.

00:27:23

Des Kurz

But it's not really a bad dominating. What it's really about is going, we want to be the go-to place uh to provide trustworthy industry, recognized certifications for our developers, which helps them with their career growth and also helping them with their skills validation.

00:27:42

Des Kurz

so over to you Alex, I know that you've got a little bit more of

00:27:50

Alex Kyriakidis

Great, thank you. That's

00:27:53

Alex Kyriakidis

back to my PowerPoint.

00:28:00

Alex Kyriakidis

Okay.

00:28:01

Alex Kyriakidis

So, at bit brains, uh, we are looking to raise up to 5 million dollars in funding.

00:28:06

Alex Kyriakidis

Through various resources.

00:28:09

Alex Kyriakidis

Over the sources in order to improve our platform and, uh, all of the platforms that develop more content, we're also looking to expand our certification offerings. As as mentioned we're looking to get into uh more Technologies more Frameworks but 1 day also go into other languages. After we have uh after we're done with JavaScript

00:28:28

Alex Kyriakidis

Um, we're also looking to increase our marketing efforts. There is a lot of room, uh, for marketing and sales for View School. Uh, I don't know if I mentioned this earlier, but we don't have a sales team. Like we have this impressive, arsenal of business customers but we only have 1 person who does we to be sales? And um, we do very little uh, marketing spend is more of our, uh, marketing team producing the, the the content and um,

00:28:54

Alex Kyriakidis

Organic growth from developers who utilize our services or our partners of Open Source teams.

00:29:01

Alex Kyriakidis

Um, we also, of course, want to continue supporting the opensource community. We plan to have the same the same structure and um, we aim to develop new educational products in other uh Technologies other Frameworks in in front and initially. And also with AI, we think this is like a, a really exciting time for web developers. I think we can take rid of a lot of boring tasks that we had to do, uh, or we are still doing and have ai. Do it for us like this already started with copilot, uh, some time ago but today there is, um, code editors that are that are smarter. There's tools to develop like, like the full boiler plate for a new application like to solve bugs. So it's a Pity to struggle to fix everything on a low level, as a developer you, where you can use your brains to do more creative and entertaining things and take advantage of AI. So, I do see us creating content that would be, uh, on the direction of AI for web Developers.

00:29:60

Alex Kyriakidis

And also at some point, maybe we also make content for people who develop AI applications as well.

00:30:09

Alex Kyriakidis

Um, now even though I say that we are looking to raise up to 5 million, uh, dollars in this first crowdfunding round. Uh, we cap it at about 1.2 million, uh, dollars. And this, uh, around is, uh, is is targeted for, uh, for our community. Uh, all of you like our friends, our family to get started with funding. So

00:30:30

Alex Kyriakidis

We have never raised before. We don't have any investors, this is whatsoever. It all started with that 1500 dollars from my book Revenue that invested in bitter Brands to make it a business. And a lot of hard work for many talented people, uh, all of these all of these years. So, we plan to start with this round and then we might, depending on on the interest and how we do, maybe we might explore. We see, maybe we get more Angel Investors on board or maybe, uh, if it sells out fast, maybe we have another crowdfunding around next year. So, uh, we're open to the, to the possibilities of how we will, uh, get this amount which is what we have estimated, we need in order to

00:31:16

Alex Kyriakidis

Be able to grow fast and, um, achieve a lot of our goals goals fast. So we want to replicate the success. We have had in in the vue.js, uh, industry, but we don't want to wait another 7 years to do it for another, you know, 10 Industries. We want to do this as quickly as possible. Now that we have the formula and a really strong team

00:31:37

Alex Kyriakidis

Uh, next I have the revenue uh projections uh assuming a successful days of this 5 million uh dollars. Um we we we plan or we project to get to 4.6 million uh, dollars the first year after the race, uh, the second year, um, at 12 million dollars and the third year, 26 million and

00:32:01

Alex Kyriakidis

Um, of course, this includes all of the certifications we plan to create many new certifications, every year, improve our technology. But it also includes, uh, other side products that we are creating, which I mentioned some, um, or so some in the road map, initially,

00:32:16

Alex Kyriakidis

Companies can can utilize to create content for their team. So, for example, if a CMS they want to create a tutorial or like a video course, for how to use their solution for view developers, uh, in a video course that we can produce it for them, and they can host it on their website. And usually this large companies, they, they don't have these resources internally and they have a lot of work to be done. So usually CMS. They might have 12 different documentation sites where every site they use another technology and this just give you an example of the services, we also started instant Dev. This is currently in waiting list.

00:33:23

Alex Kyriakidis

We have companies who sign up to be the first to get access when we plan to solve the problem that we have been, uh, involved with since, uh, since many years ago, which is business is coming to us to get qualified developers and developers coming to us to get jobs. So, we're looking to make something that we can, uh, vouch for, uh, we call it an instant debit, it's like an agency as a service, where we provide production already code to businesses and they can extend their internal resources so they can utilize these Services. As a subscription, for example, to do like a knot migration. I get from YouTube to view 3, if they haven't already, uh, they can do performance optimizations. They can just build features in paddle with their team, so it can be a great addition to provide additional Dev resources to to Enterprises

00:34:11

Alex Kyriakidis

I also mentioned that we can uh um we can look into developing solutions for universities and colleges that they can utilize our examination uh technology for assessing the students and um, the last 1, which I think it can be very lucrative H, it's not a priority for for soon, but I think long term as a business, we will definitely explore it is um, the potential of using our technology for hiring purposes. So for example, businesses being able to create assessments for when they have developer candidates on their own stack, so they can use like a, they call the test for Ruby with a react front end and on specific code base and they can use our technology to make their own assessments.

00:34:55

Alex Kyriakidis

And uh, we see that this is like a blooming uh, uh business recently. There's also a company called the best gorilla, which is a startup based in in Amsterdam that they raised, 70 million dollars, uh, 2 years ago to develop just this product. So, this is definitely a market that, uh, uh, you know, the, the institutions believe that it will grow exponentially, uh, but this is just some of the examples like, as we grow the business. Like, uh, we love building more products. We love working with our community here in your feedback. Understanding, what are the problems you face? Uh, what you need? Uh, what services you need. And uh, we will keep developing and creating products uh uh every year.

00:35:40

Alex Kyriakidis

Lastly, before I give it to before, I give give it to our campaign manager, to tell you the details of how they Investments work. Uh, I want to give a shout out to our team, uh, with this, um, 31 talented individuals based all over the world and the countries you see here is, uh, uh, all of the places where we we have team members from a bitter brains, um,

00:36:04

Alex Kyriakidis

Here are highlight some of the people that will be uh, on the Republic page and 1 of them, of course, is des with our chief marketing officer and this is a seasoned professional with over 30 years of business. Expertise, H specializing in marketing content, creation, and technology-driven strategies. And also Daniel Kelly is our leading instructor he's many years with us. He's mainly Leading The View School, uh, training content and our internal team, um, of teachers at P school. But Daniel also works with our external creators. He works with open source creators that partner with with our platforms to create content and he also lead uh the development of the VJs certification. Um,

00:36:48

Alex Kyriakidis

Um um content as well. The boot camp uh development. Um,

00:36:54

Alex Kyriakidis

So yeah, that is definitely very busy and very well experienced. Speaking at conferences, with over 10 years of development experience. Um, some of the advisors I already I already mentioned before. Um, we work with Alan who is the creator of angular training.com and Alan used to have the angular certification, uh, platform on their own system. But we measure forces now this cost on certificate that don't have an Alan leads that certification as well as uh as of recently our broader certification uh uh platform

00:37:30

Alex Kyriakidis

Also notifications, we have a pendant process. They review every multiple choice question, every code silence like everything we put on the website, it goes uh through them. And uh Evan as of recently is also reviewing the JavaScript certification exam.

00:37:57

Alex Kyriakidis

Okay, uh done. I will invite you on the stage to say a few words about Republic.

00:38:09

Dan M

Hi, everybody. Can you hear me?

00:38:14

Dan M

Looks like a yes, okay.

00:38:17

Dan M

So not everybody is uh, familiar with crowdfunding or Equity crowdfunding, so just to get everybody up to date. Uh, Equity crowdfunding is a way for startups to raise money from a large group of investors in exchange, for a small percentage of the company. Sounds simple, but it actually wasn't legal till recently. And um, republic.com is a government regulated investment platform which we're using for this race. Um, and for your participation, there's basically 4 easy steps, um, to get in to get ready to invest in better brains. So you kind of want to prepare for it. So go to republic.com as soon as you can, uh just create an account uh complete the identity verification, you'll want to connect to payment method and then the platform's going to help you set your investor limits. And those are typically 2500 allowed per person a year. Uh, unless you're an accredited investor and we can get into those metrics. But if you're credited, there isn't a limit. Uh and you can also, if you're outside the US uh your local Lodge, you'll want to check those uh just to make sure.

00:39:18

Dan M

But usually there's no restrictions on people from um, out of the country. So once you've done those simple steps, you'll be ready to go. Um, you'll get an email, that'll have a link to the investment page so that it's fast and easy for you to get involved on opening day, uh, which will be Tuesday, November 12th. So, mark your calendars get ready, you'll get emails for it, but you want to be ready on go day.

00:39:40

Dan M

Um, okay, so, on the next slide.

00:39:44

Dan M

Boop, boop. Going to the next slide.

00:39:51

Dan M

Okay, there we go. Um so when you join the offering um you will be gaining a financial stake in the company so it's not Equity right off the beginning. It's a financial stake which will convert to equity, based on a trigger event. So what's a trigger event? That could be future financing. Uh, which Alex talked about the ultimate goal for the raises 5 million. So, there are going to be future raises. You're getting in nice and early so you're getting a beautiful position, um, but those future events that future financing, uh, that's when you can convert to equity, um, and there's also possibility for company Acquisitions. Not uncommon. I think, typically around 8 to 12 x multiples of the annual revenue. So, of course, we want to build up for that, um, or it could even be an IPO event. So let's all hope for that 1, that's always exciting. In any case you were covered by a 15% discount um, on that event and based on your timing of your investment, you can get even greater benefits. So again opening day is critical, that's 1114. If you get in the first couple of days, you're an early bird investor, and you get a 2.

00:40:52

Dan M

2 million discount on the valuation cap that is massive. So my opinion, if you if you want to invest, do it in the first 2 days. Get yourself set up as early as possible, uh, because after that it becomes a million dollar discount until the 10th of December and then after that, it's full price. So if you're thinking of getting in, you might as well get in with good timing because you get all the maximum benefits and not only that when you Pledge on the page, it's a non-binding

reservation. That means you can revoke it at any time. So, before the company says, hey we're looking to close this out. Um, they're going to email you, um, you accept the investment, they accept it. That's when Money Changes hand till then you know you can just basically make the pledge and Hold Your Position. And I hope you do invest though because I will tell you I've done a lot of these campaigns and this 1 is 1 of the most exciting ones. I've seen just the fact that a Founder can go with 1500 in Pocket. Generate these kinds of revenues and growth over time. Steadily that's not common at all, it's really impressive.

00:41:51

Dan M

So, being able to expand at this point is pretty exciting and especially getting a discount, um, on that investment, it's incredible. So,

00:41:59

Dan M

1 of the things you might wonder is why we would offer to million dollar discount. Yeah that's a great benefit to you but what is it in it for us? Right. So first it's a great thank you, you know this company grew because of the community support which is a lot of you here so that's a good huge. Thank you for your support as well as giving you an opportunity to get involved financially. Uh second it puts everybody in position for

00:42:21

Dan M

Further marketing support from the Republic platform. They look at the performance of the first couple days and if they like it then they're going to kick into their Network and help further marketing which just keeps building value upon value. So again, we don't want you to miss out on the maximum benefits, um, as I noted prior. So please go to republic.com get yourself set up. As soon as you can, uh, it'll make it fast and easy for you to make that non-binding commitment before 1114, and it'll put you in position for maximum value for your pledge. And that would sound like a lot. I hope. Um, if we can go to the next slide,

00:42:53

Dan M

Um, and for that, I'm going to pass you back over to Dez. Who can tell you a little bit more about the perks?

00:43:15

Des Kurz

Okay. Thanks Dan. Um, yes. So I, I wonder how many people who are close to us, uh, being bit of brains and our products had a little chuckle to yourselves. When you heard the words early bird. I mean, what would a bit of brains event B without an early bird session, right?

00:43:17

Dan M

You bet.

00:43:35

Des Kurz

um, a couple things that I wanted to point out here, because

00:43:39

Des Kurz

it's we try to cater for as many people as possible, so we cater for those Investments starting at 250 dollars all the way up to 250k and

00:43:50

Des Kurz

There's a couple of the ones that I I would like to just highlight here out of the perks. Is that many of the perks are about Community participation and that like the early word should come as no surprise to any of you because that Community participation in the business is what we actually want out of this.

00:44:06

Des Kurz

You know, so we want some some of you guys who invest in the business to come to an annual investor meeting. We want to hear from you. We want to share things like early access to new products to get your feedback because we you are the community that helped put us into this position in the first place.

00:44:25

Des Kurz

And I would also like to draw your attention of course.

00:44:28

Des Kurz

To.

00:44:29

Des Kurz

The investor only t-shirt. Isn't that enough to invest? What else do you want?

00:44:35

Des Kurz

Everybody always climbs over everybody to try to get our View School t-shirts, whenever we're at an event, but this will be a very specific investor only t-shirt. So you can wear it with pride.

00:44:45

Des Kurz

But we really want you to be part of this. We want not only for from an investor point of view, but we want a lot of you guys who invest in the business to be part of the business and to be part of the future story that we're going to be telling. But I do want to end the session with just a little reminder. Going the first 100 people get something special that austrians should be familiar to you. The first 100 people are going to get something special but the bad news on that is that little surprise.

00:45:16

Des Kurz

You're going to have to wait for.

00:45:18

Des Kurz

Alex.

00:45:23

Alex Kyriakidis

Is this?

00:45:25

Alex Kyriakidis

Need to move? Yes. Okay, so

00:45:29

Alex Kyriakidis

This was a call inside that we wanted to share with everyone, uh, today and, um, um, I want to remind everyone that, uh, has done explained. Your investment is not binding and this is a question I got from a, from a lot of people, um, but the time that you do the first investment counts. So, for example, um, if you invest in the first, in the first day where we do offer the 2 million valuation discount across the early belt perks. Um,

00:45:58

Alex Kyriakidis

And I say you invest a thousand dollars, if you decide to change your investment like after 2 weeks and make it 500 dollars or 2 thousand dollars, you can go up or down. You will have the terms of when you initially made the investment so and you even have the option to cancel it. So, if your situation changed, you can also cancel it later with the, no, uh, no commitment.

00:46:20

Alex Kyriakidis

Um, and um, yeah I do hope that you decide to, to invest and join our mission as a self holding bitter brains uh, and be part of making developers lives easier. Um, and if you have more questions, we would love to answer them now. Uh, we will also upload all of this information. We will upload the the picks. I think we will also send you the you by email, but we will have more information on the Republic page when we go live next week. So mark your calendar and uh see you

00:46:52

Alex Kyriakidis

so, you

00:46:55

Alex Kyriakidis

That okay.

00:46:56

Alex Kyriakidis

Um,

00:46:59

Alex Kyriakidis

So, let's see.

00:47:02

Alex Kyriakidis

I was doing with a with a questions. Um, then let's do we have the questions that have been answered or do we want to present them on the stage?

00:47:16

Dan M

See most of those we've been answering in the side chat but yeah, maybe some of them we want to address. Um, in fact, I can tell you a couple right up front that we looked at um

00:47:27

Dan M

Couple of about, uh, investments from overseas. So like if you're in the UK or if you're in Asia, so on the US side, it's no problem, um, but your local laws can apply. So you just want to check your local laws, make sure it's okay, but on the US side, there's no issue. So, um, yeah, again just check your local laws but typically we get investments from Asia for very campaigns. Uh, same with, um, you know, Asian UK, um, haven't once had an issue, but it could happen. So and I don't live there. So I don't know. But check your local laws and just make sure it seems okay on your end. Um, I I don't expect you'll find that there's any problems.

00:48:03

Alex Kyriakidis

And I think it's very easy on the, on the website on Republic, when once you create your account, you have to choose the account that you live in and then it will ask for your local ID, like your drivers license or uh, your your password or something. And uh, yeah, the Republic platform will guide you through, um, which is something that you can create the account and

00:48:22

Alex Kyriakidis

Ready. Uh, before

00:48:24

Alex Kyriakidis

Um, yeah that's why you know, your limits whatsoever.

00:48:28

Alex Kyriakidis

Um, but yeah, Europe as like a republic allows all of these continents except for countries that they have are sanctioned by the us or some, some small exceptions.

00:48:29

Dan M

there's also,

00:48:37

Alex Kyriakidis

Get done.

00:48:38

Dan M

I was going to say, there was a couple of questions 1 was asking about the current Revenue levels, um, which you did show on the slide and then also about the growth, like the, uh, proforma, it's like, can you really double your growth, uh, in revenues and the historical show that, which I want to point out how rare that is. Usually companies raising funds. They don't have any historicals, they're just asking for Capital and, and telling you what they plan to do. But in, in this case, there's, you know, since 2000 17 historical showing the growth pattern, so, yeah, it's great. That you can pull that back up and show them. But Alex maybe talk a little bit more about that about how you were able to achieve that year-over-year. And then you know, I would assume that just leads in of course, the expectation of doing so going forward. Uh but with new money, new plans, become new complications, just kind of talk to the point of how you expect to continue as you have and that kind of a growth curve given that there's new challenges coming ahead.

00:49:31

Alex Kyriakidis

So okay, but see this with um, I think with following, mainly the market and being close with um, uh, close with our audience. So, I would love doing surveys. We love speaking with with the developers in our Network and most of the things that we do, the kind of, uh, you know, Innovation, at least something that we find that developers struggle with. And, um, then, uh, we try to find the solution. We speak with a lot of people, we see what is the need, and then we will develop that product on that on that side. And this 1 of the reasons that it took us so many years to do things outside of UDS. That is something that everyone every friend of mine, or like, customer would say, Alex like don't be stupid, like, do content for react because react is so much bigger than you, like, you is just a small audience. Uh, but from my side, there was already, for example, too many courses for react developers. So we wouldn't solve the real problem by developing more content for a market that it is larger. And I still don't plan to do, uh, react courses per se. Like, of course, we will do the certificate.

00:50:33

Alex Kyriakidis

Because it has a it's a different product, it's something we believe it doesn't exist. Um, in the approach, we do it and we'll be valuable. Um so we plan to continue on the same uh on the same pattern. Uh like lots of hard work speaking with our community, like following the technology Trends and building uh services and products that developers and businesses that uh focus on development need.

00:50:58

Dan M

Okay. Uh, that's going in some

00:50:60

Dan M

Someone else is asking why are competitors don't have Partnerships like you guys have with like next?

00:51:07

Alex Kyriakidis

Hmm.

00:51:08

Alex Kyriakidis

That is a, that's a good question. So I think that um especially the largest, the largest Enterprises they don't do this. I think, first of all, nobody likes to share their revenue. Like for most of our partners is Partnerships. We said 25% of the revenue with organization. Um, so when it's like a big Corporation, I don't think they care to share like with the open source guys. And the thing also from the other side, they they don't have the processes to move fast like uh, I don't know if they want to have content on the first day, which is a pain because we release content when we have version you know like 3.0 and 2 weeks later, the guys decide that they want to have a breaking change in 4.1. We have to throw everything in the trash and they do the recording, the content whatsoever. But we do it because you know, we want to be uh a set of the game but for the Enterprise, it make more sense to to wait to wait for.

00:52:02

Alex Kyriakidis

Technology to stabilize and then invest in making content uh, in content uh, for that.

00:52:08

Alex Kyriakidis

And also don't know how interesting it is for the for the open source teams often to partner with a big Enterprise versus uh, someone that they, you know, that they know that they know it's like from the community for the community.

00:52:23

Dan M

That sounds good.

00:52:23

Alex Kyriakidis

That would be my, that would be my guess.

00:52:26

Dan M

There was a follow-up on that too. Was how formalized are these relationships?

00:52:31

Alex Kyriakidis

um, and a pretty formal

00:52:31

Dan M

You know, like is their contracts involved. Is it kind of handshake?

00:52:35

Alex Kyriakidis

Yeah.

00:52:37

Alex Kyriakidis

Yeah, I know it's a it used to be a handshake uh, in 2018 2017 or like early years, but now we have contracts for every partnership for every instructor we work with every organization, we have, uh, a formal contracts. And with many we have exclusive exclusivity, like for official next courses, we have the exclusivity for official, n set, official view, certificate, official pinia. Course,

00:53:07

Alex Kyriakidis

So a question for the the slides. Yes, we will set the slides and the recording of this uh hope we can find time to do it tomorrow.

00:53:16

Alex Kyriakidis

um,

00:53:18

Dan M

Somebody was asking too if the company hits its goals over the next 3 years, what would a 2500 investment be worth at the time? And that's an interesting question for a couple of reasons. You know, first of all, I think the real event that people would be excited about would probably happen around year 5 because typically

00:53:35

Dan M

What happens is You're Going to exit on a multiple of revenues and over 3 to 5 years? You want to build that as high as you can. So that your exit opportunity is maximized as much as you can. Um, so what's it going to look like in 5 years is probably more Germaine than what it's going to be like in 3 years. But regardless, if you're looking at that 2500 investment, which is kind of your max allowed for most people in an annual year. Um, not only does it depend on the type of trigger event, uh, whether that's uh this sorry, whether that's, you know, IPO is like, we'd love to get there, right? Um but it's most likely going to be further financing and then a buyout is the most typical scenario. Um what is the valuation at that point, how much capital's been employed? What are the revenues like at that point uh, and more importantly for you the investor. What was your timing? When you got in? Did you get in the first couple of days? You know, what is your discount rate at? So there's a lot to that and I think what I'd like to do. Um, if it's okay with Alex, put together a various sets of models that give you a few

00:54:35

Dan M

Likely scenarios based on where we're at and then we can post that up on the page. So people have a snapshot idea of what it could look like. None of those are guarantees. It's all crystal ball, but with our best of views of what's actually happening, and I've done a lot of these, we can put together some models that should look pretty pretty realistic and possibly close to what's actually going to happen.

00:54:45

Alex Kyriakidis

Mhm.

00:54:55

Dan M

Uh, oh, along those lines, Alex. You know, this better is they say they're asking what are the current multiples in educational software?

00:55:03

Alex Kyriakidis

Um, this can vary because um, it is, it is depending on the, on the type of the, of the business. So, um, there is companies that focus on creating training content that is, uh, companies that focus on making technology for for learning more on the Ed Tech side. And um, there's also things that will focus on community and events or or networks. And um, from the last couple of years that I have been monitor

00:55:34

Alex Kyriakidis

during these range, it's angry from 6.5 to like 13 14 times the the menu,

00:55:42

Alex Kyriakidis

But always depending on on what we are sold for. Like if somebody buys us for the for the technology, it could be probably quite different if they buy us for the community or uh um or the content.

00:55:57

Dan M

Okay.

00:55:59

Alex Kyriakidis

um,

00:55:59

Dan M

That sounds good.

00:56:03

Dan M

And I think that's also something we'll put up

00:56:03

Alex Kyriakidis

So, somebody asked how you can sign up. Mhm.

00:56:07

Dan M

I was just going to say, I think that's something we'll look at putting on the page as well. Some comparable exits in comparable uh sectors

00:56:14

Alex Kyriakidis

Yeah. Yeah. I can be quite uh, quite helpful. Uh, I think that the question uh, from Luca uh the example of how I take 10K investment, might go over time. It could be a similar to the 1, you answer done, right? That you, we will put in some examples of this on the on the Republic page.

00:56:31

Dan M

Yeah.

00:56:34

Dan M

Yeah, I think well we'll put together some models and some scenarios and we'll put in a few different types of scenarios. Like 2500 is a good 1, 10K, 250 and then maybe at the max level as well just so people can have a a kind of General understanding and um assume are uh Alex depending on when we have that up on the page, we might send that out a little earlier, um, but it just depends on how quickly we get the models together. I'll start taking a look at that today actually.

00:56:55

Alex Kyriakidis

Mhm.

00:57:02

Alex Kyriakidis

Yeah, that's, uh, that sounds that sounds great. Um, I think it would be interesting for people also, like, in the scenario that we don't sell the eventually. And, uh, we we grow a lot and we start having dividends, um, on how uh, they could be like, they could convert the sales, could be converted into equity and the participate in these scenarios as well.

00:57:06

Dan M

and you have a,

00:57:26

Dan M

So someone's asking, besides the educational software, what about um multiples of revenues in your Market? What are those typically like?

00:57:35

Alex Kyriakidis

Um, what do you mean our Market because uh, the the issue with Peter brains with having uh, 15 16 websites is that we play in in multiple markets. So like I said, I think it depends on what we are sold for. So it will be more. Is it? The at Tech somebody needs the certification uh software because they they are going to utilize it as as a certification platform. Then we would be in the air in the Air Tech or otherwise we can be in the content. Um, I think the content is the lowest value because the content is easy to go outdated. Um, if there is no constant update, so somebody buying for example, use school as it is, if they don't have the expertise.

00:58:14

Alex Kyriakidis

Then it will not be as valuable like to to hear time, all of the calls will be, uh, will be outdated versus, uh, um, either the software or The credibility of being the certificates that have as a platform that it's not so hard to update challenges versus doing a catalog of, uh, 2,000 video lessons.

00:58:37

Dan M

Now, here's another good 1. How many people were involved in generating a revenues in 2021 through 2023? And and I'm it's not totally clear there whether we're talking about on your side for creation or on the other side of the fence for user base, but you could probably speak to both

00:58:52

Alex Kyriakidis

Um, maybe 12, uh, internal and externally. We we work with a lot of, uh, either like 3 Lancers, uh, or experts subject matter, experts from the open source Community, or or businesses, um,

00:59:14

Alex Kyriakidis

So they get a Core team was around their 2022, 2023. We started at about 15 16 people and uh we uh became around 30 by the end of the by the end of the year and we grew so fast like almost lost track uh uh of the size like when we were putting together the the slides yesterday was done, I had like 30 people View school is at 3 or 30 and then I see the picture that is it's not even. It was it was 301 and realized. Now we have grown like a since when I first created the the notes for the presentation.

00:59:50

Dan M

So, what about on the, on the user base side?

00:59:52

Alex Kyriakidis

um,

00:59:56

Alex Kyriakidis

um, um,

00:59:58

Alex Kyriakidis

On the user base. Um, like the total Network now is, um, over 800k, but this includes both like the social. And, and the male bass, I think our male bass is a bit over H, 400 K like more or less and, um, it grows, uh, at the stable at the stable date.

01:00:23

Alex Kyriakidis

Um, call the exact numbers. That's how you if you know the answer to this feel free to jump in.

01:00:29

Alex Kyriakidis

Otherwise, we will continue.

01:00:31

Dan M

But that's something that we can also. That's a good question, we can put up on the site, too, and then give some more exact answers when you have time to really look at it. Um, but that the ballpark for this purpose is still pretty good to know. So, then that's where we're at now. So then, what about, like, around 2021 time without being exact about it? What were the numbers, like then? So there's a kind of a sense of what the growth was like.

01:00:52

Alex Kyriakidis

So from 2021 to today, it's like a it could be more than Tabby because in 2021 and let me just pull up the road map to make sure I have the dates. Yeah. In 2021 was before we started the conferences. So like the conferences and Loan it is 115,000 event attendees, uh, for vaccination View fors and this couple. So, yeah, probably, I would say we were around 150 but let's double check the numbers to publish for the, for the Republic page. And this is something that I would love to, to improve over time, like our, our bi, um, because we have so many databases so many sources. Like either for email providers newsletter providers, uh, like MySQL databases and every platform it has a dozen of these resources, like every 1 of it. Even has, you know, 4 5 profiles on social media. So getting a report together. Uh, we might spend a day if you ask us, you

01:01:52

Alex Kyriakidis

How many followers do you have in total? It is, it takes a lot of time to count so many so many many profiles, but something that I, I would love to grow and get more intelligence, uh, on, uh, on on our user base in that regard when it comes to numbers.

01:02:09

Dan M

Well, and along the lines of the next question. I think kind of a similar thing is, uh, for things like bi. It's like how much funds do you want to allocate? How much time, how much resources and is that taking away from other things that are going to generate more revenue, or is that business intelligence going to help generate more business Revenue? So, um, the question is not literally about that. The next question is about Investors getting updates on revenues. So when are they going to get such a updates but I would assume along the lines of that not only would they be getting updates, but you'll probably be kind of checking in with people and seeing what the investor base thinks as you've been doing so far with your surveys and here's our options. What does everybody think? Here's what the company's planning, Etc. So is it going to be kind of like that? Is it kind of checking with the community? Or is it going to be more letting them know what's happened? And how frequently are they going to get information? Such as that and revenues and Etc?

01:02:44

Alex Kyriakidis

Mhm.

01:02:58

Alex Kyriakidis

Mhm.

01:02:59

Alex Kyriakidis

Um I would love to have uh the the investor Community involved with. Uh I'm also excited to have another like group of people that will be close to Bitter brains um both with with updates but also getting feedbacks getting ideas. Are we seeing like the more people involved? The more brains, the better, uh, the better, the the outcome. Um,

01:03:21

Alex Kyriakidis

And for, for the bi side, it's not that uh because it is not directly Revenue generating. As of now it's it does make sense that we don't invest in it because we can see that we go on the right direction, based on the results. So we would not invest and spend, uh, both our time and, uh, our funds just to cover our curiosity so that we can easily answer these questions. Like so we are waiting, and we're being patient patient for many years, uh, until we, we can, uh, uh,

01:03:51

Alex Kyriakidis

For generating Revenue because when we have 3 platforms, it will just recover the Curiosity. But when we have, you know, dozens of Frameworks, dozens of certificates, uh, dozens of surveys, you know, like dozens of thousands of responses in surveys, then it will become very challenging that we can analyze this data manually as we do now, like the survey that I sent you, it's a type form. We get the data, we analyze them and we act on them. So it will become a necessity that it will also be Revenue generating sooner or later.

01:04:26

Dan M

So that's good. And so, how often do you think you'll be checking in and also providing updates?

01:04:32

Dan M

With the investor base.

01:04:32

Alex Kyriakidis

Um, we definitely plan to have a manual investor meeting where we will be setting up dates there. Uh, and then, for the, for the, how often we will have, I think we will have to see, uh, how, how often like people want to know. I think we will definitely do it once once per year. Um, but, uh, if it is scheduled, we might also do it, uh, more often.

01:04:54

Alex Kyriakidis

Uh, so something that we have Set set set in stone.

01:04:59

Dan M

Okay, and then here was another good 1 actually really good 1. What was the reason to go with this approach? And not just go for that sweet Silicon Valley money with VCS?

01:05:10

Alex Kyriakidis

Hmm. Okay. That is, yeah, that's a really nice 1. And, uh, we still might go with the VCS. But, uh, we have shed, many conversations with VCS over the years. And, uh, we never found someone on Google's like, and, and next

01:05:24

Alex Kyriakidis

Math with our vision, which is, you know, developer first um uh, being like Community Driven having this Partnerships that we like to do. And that was in the beginning. Like then we had like more, uh, like like National options, but the VC approach is more of like, um, you go all in and you either burn it, uh, or you win. But it's like, uh, it's it's a Boolean, it's, like 3 or 4. That's it. And I think that we have a healthy business, um, like, uh, it's it's a, it's a great model. I think we are also, like, integral for the ecosystem of the, of the development, and I would hate to see the company go south. If, if the VC with the VC strategy, gets more greedy or we get the wrong direction, and we have to really burn everything high as many people and then have to scale back and get to uh, another position while with the crowdfunding and Angel Investing. We can have more uh, more control. We still can invest

01:06:24

Alex Kyriakidis

The money in the way that we think it is the best vote for the shareholders, but also for the community and we can always play safe. So, for example, if we get 5 million dollars, we might bear them, um, in in 2 or 3 years versus having to to rush it and then we become also addicted that, oh, if we don't get series B, uh, we have to lay off, uh, you know, 70% of the team. And this is place where we don't where we don't want to be. So I still keep this possibility of

01:06:55

Alex Kyriakidis

Open because we might find that we see that the alliance with our vision and how we want to grow the business and that they can appreciate that this healthy and like a and stable because it's been around for 7 years. As you said done like, often times it's just like it's early in the business. You have an idea it's get started or you have a product but you don't have an audience but we have put so much like a work and and and effort and pain into making this business. That I wouldn't want to just risk it to either make a billion or not.

01:07:25

Dan M

Well on also, I'd say, you know, if you just went the VC route, everybody here, who helped a lot of these people here helped build this thing through their participation. This is their chance to get a piece of that if it just went straight to VCS they'd never get a piece of that. So I mean, I think it's a give back to the people that are helping you get there and everybody can win in the future, by kind of keeping on doing what we're doing, and just keep making it better and better. So, uh, um, no guarantees in these things. But it's been a great ride so far and I don't see why isn't going to keep looking great. And it's amazing that everybody gets an opportunity to get involved. That's kind of the magic part of Regulation CF that lets everybody do crowdfunding. Now, it used to be only VC's, got to play this game, where you get in early low, share price, then build it up and have a big exit. Uh regular folks weren't even allowed to participate in that. But now everybody is and cases like this are a great example of, of how this is amazing for everybody. The people that helped you get. There can be a part of the exit opportunities and the growth opportunities. It's pretty incredible. Um,

01:07:50

Alex Kyriakidis

Mhm.

01:07:56

Alex Kyriakidis

Yeah.

01:08:25

Alex Kyriakidis

Yeah, yeah, absolutely. And that is like also about

01:08:26

Dan M

And the VC stuff can happen later and that supports all that.

01:08:29

Alex Kyriakidis

Make me like extremely proud, like, having like a very large percentage of the business owned by a lot of people. Like it can be again, like developers. It can be people who are customers that they are like, either open source or like anybody like who is in the industry and cares about the education for developers and making developers life better to have a stake on this so then it will be like from the community for the community and also owned from the same people. So that's something that I find fascinating.

01:08:29

Dan M

Go ahead.

01:09:16

Dan M

Yeah, it is pretty amazing. Um, let's see here. We got. I think we'll do this as the last 1. Which is probably a good 1, um, which we didn't address directly, but, um, we should put this on the page as well.

01:09:27

Dan M

Is there any debt currently?

01:09:37

Alex Kyriakidis

You will take that that done.

01:09:37

Dan M

Alex.

01:09:40

Dan M

The guy that I lose you there. Uh yeah the question is is there any debt currently?

01:09:45

Alex Kyriakidis

Ah, no. Uh the only liability that we have on the site is products that were bought last year and were delivered later is how we estimate the default Revenue. But yeah, we don't have any depth or Investments.

01:09:59

Dan M

That's amazing. That's, that's also extremely rare to hear from startups, especially when they've been around this long. It's hard to say, it's a startup from 2017, but, uh, it's just incredible. What you've done my opinion, this whole team. It's it's, it's fantastic. So and having no debt on top of that. I, I almost never hear that. Almost never. This is 1 of the probably out of 2. I think that I can even recall so awesome job. So, um, I think we've got to everybody. If is there anybody with any like burning desire questions out there that we might have missed?

01:10:22

Alex Kyriakidis

Well.

01:10:30

Alex Kyriakidis

That's a good question. I saw previously is where we can sign up for this and uh, the launch will be on Republic, but we do have a form, a Google form where you can uh, put in your interest. A lot of people have done this uh already but if you haven't uh, in all of our websites, we have a crowdfunding link on top where it will lead you to read the details and fill in the Google form. And I think we can also send it this tomorrow with a recording. We can see. Uh, we can also include the link for people who have not, uh, completed the form, but attended the webinar to have the opportunity to uh, to sign up for that because then we will send you some more reminders and more information for the early bird. Uh, but yeah, we we highly recommend that you put it in in your calendar, um, in the afternoon evening of uh, next Tuesday, depending on where you live.

01:11:19

Dan M

It looks like Dez just dropped the link for the form as well in the chat. So uh great opportunity for everybody to click on that and take advantage of it. Now, if they can't

01:11:24

Alex Kyriakidis

How smart?

01:11:33

Alex Kyriakidis

Okay.

01:11:36

Dan M

So I guess I'll I'll step off the stage, turn it over to you, Alex to close her out.

01:11:42

Alex Kyriakidis

Yeah, I'm just going to the questions quickly. I think we did cover them all. Um,

01:11:48

Alex Kyriakidis

so awesome. Um, I want to thank everybody I can uh, for joining us. Um uh, I think we get more people. That initially anticipated, our was good fun. I like that. It was more of a friendly presentation. It was fun for me to do this speed tech. And as a fun fact, this was our first time because we never had the P stick before or an investor call and it was amazing that the first time we get to to do this we did it together with ger Community friends and family. I was a lot of fun for me. Um it was great also to have done and test here. Uh it was nice. Uh I think we made a good a good team, guys.

01:12:26

Alex Kyriakidis

Um yeah, that's it. So if you have more questions, you can uh shoot an email on team at

01:12:37

Alex Kyriakidis

I will see you.

01:12:39

Alex Kyriakidis

Uh, I will see you online.

01:12:42

Alex Kyriakidis

Bye. Thanks everybody.

Help Icon

subj: Vue School (BitterBrains) is crowdfunding

Hi NAME,

I hope you're doing well! It's been a while since we last connected, and I wanted to share some exciting updates about our business.

BitterBrains has experienced significant growth, with a **55% - 80% year-on-year** increase since 2017. We've empowered over **2 million developers**, including professionals from major enterprises like Google, Apple, Coca-Cola, and Microsoft, through our platforms.

BitterBrains is the driving force behind all our services, including Vue School, Mastering Nuxt, Certificates.dev, InstantDev, and Frontend Nation.

I am excited to share that we will be doing an equity crowdfunding campaign on Republic that will launch on **November 12th**, giving our friends, family, and community the opportunity to buy a stake in the business.

If you or anyone in your network is interested, you can find more information here: https://bitterbrains.notion.site/BitterBrains-is-planning-a-Crowdfunding-round-12d0191fbda980938218dfb6c260119a.

You're also welcome to join our webinar on Tuesday, where we will share key insights about our growth and the upcoming campaign.

I'd be happy to provide more details before the launch.

Best,
Alex Kyriakidis
Founder & CEO, BitterBrains Inc.

—

subj: Vue School (BitterBrains) is crowdfunding

Hi Name,

I hope you're doing well! I appreciate your contribution to the Vue community, and I'm reaching out today to share some exciting news. We'll be launching an equity crowdfunding campaign on Republic for BitterBrains, providing our friends, family, and community the opportunity to buy a stake in the business.

BitterBrains is the company behind all our products, including Vue School, Mastering Nuxt, Certificates.dev, Vue Nation, and Frontend Nation.

The campaign is set to launch on **November 12th**. If you or anyone from your network is interested, you can find more information here: https://bitterbrains.notion.site/BitterBrains-is-planning-a-Crowdfunding-round-12d0191fbda980938218dfb6c260119a.

You're welcome to join our webinar on Tuesday, where I'll share key insights about our growth and the campaign.

If you have any questions or would like to discuss this further, feel free to reach out!

Best regards,
Alex Kyriakidis
Founder & CEO, BitterBrains Inc.

—

subj: Vue School (BitterBrains) is crowdfunding

Hi /First name,

I hope you're doing well! Thank you for your contributions to Vue School. It's been a while since we last connected, and I wanted to share some exciting news about BitterBrains.

BitterBrains is the driving force behind all our services, including Vue School, Mastering Nuxt, Certificates.dev, InstantDev, and Frontend Nation.

We've experienced significant growth, achieving a **55% - 80% year-on-year** increase since 2017. To date, we've empowered over **2 million developers**, including professionals from major enterprises like Google, Apple, Coca-Cola, and Microsoft, through our platforms.

I am excited to share that we will be doing an equity crowdfunding campaign on Republic that will launch on **November 12th**, giving our friends, family, and community the opportunity to buy a stake in the business.

If you or anyone in your network is interested, you can find more information here: https://bitterbrains.notion.site/BitterBrains-is-planning-a-Crowdfunding-round-12d0191fbda980938218dfb6c260119a.

You're also welcome to join our webinar on Tuesday, where we will share key insights about our growth and the upcoming campaign.

I'd be happy to provide more details before the launch.

Best,

Alex Kyriakidis

Founder & CEO, BitterBrains Inc.

—

Subject: Follow-up on Crowdfunding Pre-Launch
Hi <NAME>,

Thank you for attending our Pre-Launch Webinar. We really appreciate your time.

Please keep in mind that we are offering you an **exclusive early opportunity to invest on Tuesday, November 12, starting at 5 am PT / 2 pm CET.** This way, you can be among the first to benefit from all available perks and discounts.

 **Add the Early Bird Investment launch to your calendar**
Remember, the first 100 investors get bonus benefits.

For your review:

 Webinar Recording with QnA Session

 Pitch Deck

 Campaign Video

We recommend setting up an account at Republic.com at your earliest convenience *(identity verification, connect payment method, set investor limit)* so that you have time to take advantage of our **Early Bird Discounts & Perks**:

Early Bird 1
$12.6M Valuation Cap
Invest by 11:59pm Nov 14th

Early Bird 2
$13.6M Valuation Cap
Invest by 11:59pm Dec 10th

Full Price
$14.6M Valuation Cap
Invest by 11:59pm March 3rd 2025

Perks

Tier	Credit	Extra Benefits		
$250	$50			
$500	$100	Your name on our site's Wall of Investors		
$1,200	$250	Everything on previous tiers	Early access to new products & features	
$2,500	$400	Everything on previous tiers	Your name + link on our site's Wall of Investors	Exclusive investors-only t-shirt
$5,000	$750	Everything on previous tiers	Invite to annual investor meeting	
$10,000	$1,500	Everything on previous tiers	Your name + link + logo on our site's Wall of Investors	
$25,000	$2,500	Everything on previous tiers	2 x Workshop tickets	
$250,000	$5,000	Everything on previous tiers	5 x Workshop tickets	A seat on our advisory board

First 100 investors get bonus benefits

We would love to welcome you to our team of Early-Stage Investors. Should you have any questions or wish to discuss this further, please feel free to reach out to us at team@bitterbrains.com.

Best,
The Bitterbrains Team

DISCLOSURE ------------

Everyone Else

Audience: People who signed-up up for the webinar and / or completed the investor form BUT didn't attend the webinar

Subject: Crowdfunding Pre-Launch Follow-Up and Early Bird
Hi <NAME>,

As you may be aware yesterday BitterBrains hosted a live pre-launch webinar. The event was well attended by prospective investors, and a wealth of information was presented.

We didn't want you to miss out on any of the information, so we have put together these items for your review.

EARLY BIRD

Though you didn't have a chance to attend, we are offering you an **exclusive early bird opportunity to invest on Tuesday, November 12, starting at 5 am PT / 2 pm CET.** You can be among the first to benefit from all available perks and discounts.

 **Add the Early Bird Investment launch to your calendar**
The first 100 investors get bonus benefits.

More resources:

 Webinar Recording with QnA Session

 Pitch Deck

 Campaign Video

We recommend setting up an account at Republic.com at your earliest convenience *(identity verification, connect payment method, set investor limit)* so that you have time to take advantage of our **Early Bird Discounts & Perks**:

Early Bird 1
$12.6M Valuation Cap
Invest by 11:59pm Nov 14th

Early Bird 2
$13.6M Valuation Cap
Invest by 11:59pm Dec 10th

Full Price
$14.6M Valuation Cap
Invest by 11:59pm March 3rd 2025

Perks

Tier	Credit	Extra Benefits		
$250	$50			
$500	$100	Your name on our site's Wall of Investors		
$1,200	$250	Everything on previous tiers	Early access to new products & features	
$2,500	$400	Everything on previous tiers	Your name + link on our site's Wall of Investors	Exclusive investors-only t-shirt
$5,000	$750	Everything on previous tiers	Invite to annual investor meeting	
$10,000	$1,500	Everything on previous tiers	Your name + link + logo on our site's Wall of Investors	
$25,000	$2,500	Everything on previous tiers	2 x Workshop tickets	
$250,000	$5,000	Everything on previous tiers	5 x Workshop tickets	A seat on our advisory board

First 100 investors get bonus benefits

We would love to welcome you to our team of Early-Stage Investors. Should you have any questions or wish to discuss this further, please feel free to reach out to us at team@bitterbrains.com.

Best,
The Bitterbrains Team

P.S. If you have not done so already, please fill out our **investor interest contact form** to stay in the loop on all related future updates.

—

Subject: Follow up: Investing in Bitterbrainsm, all the pre-launch details
Pre-header: Exclusive insights and perks for <PRODUCT> customers

Hi <NAME>,

On Tuesday, the BitterBrains team hosted a live Pre-Launch Webinar for our upcoming Equity Crowdfunding campaign on Republic.

As a customer of <PRODUCT>, part of the Bitterbrains group, we are offering you an **exclusive early bird opportunity to invest on Tuesday, November 12, starting at 5 a.m. PT / 2 p.m. CET.** You can be among the first to benefit from all available perks and discounts.

 **[Add the Early Bird Investment launch to your calendar](#)**

The first 100 investors get extra benefits.

More resources:

 [Webinar Recording with QnA Session](#)

 [Pitch Deck](#)

 [Campaign Video](#)

We would love to welcome you to our team of Early-Stage Investors. If you have any questions or wish to discuss this further, please feel free to reach out to the team at team@bitterbrains.com.

Sincerely,
<Product Signature>

P.S. *You can [learn more here](#) if you're not familiar with our crowdfunding campaign yet.*

—

Update Nov 8th

Subject: Get Ready — What to Expect on Launch Day

Hi <NAME>,

We're just a few days away from the official launch of our crowdfunding campaign on Republic, and we couldn't be more excited to share this opportunity with you! By expressing interest, you've positioned yourself ahead, so we want to make sure you're fully prepared to be among the first to invest.

Why Tuesday, Nov 12th is a Big Day

- **Benefit from Early Bird Terms**: As an early investor, you're unlocking a discount on the valuation cap.
- **Access Perks for the First 100 Investors**: The first 100 people to invest will receive additional benefits, so acting quickly on Tuesday is key!
- **Support Giving Our Campaign a Head Start**: Your early investment boosts our campaign's momentum, increases our visibility on Republic's network, and helps attract more potential investors.

Remember, **your investment is flexible**—you have the freedom to adjust or cancel it later if your circumstances change.

To make sure you don't miss out, we encourage you to add the event to your calendar.

 **Add the Early Bird Investment launch to your calendar**.

What to Expect on Launch Day
We'll be sending out the live link to this email, so keep an eye on your inbox. Once the campaign page is live, you'll have access to all the nitty-gritty details about our business, from financials to our future roadmap, so you can make an informed decision.

It's recommended that you set up your account at Republic.com upfront — verifying your identity, connecting a payment method, and setting your investment limit — so you're ready to take advantage of the investment opportunity.

ICYMI
We sent it out earlier this week, but here is the video replay of our Prelaunch Webinar, along with the Pitch deck and the Campaign Video.

We're excited to have you with us as we take this next big step. Thank you for your support!

Best,
The BitterBrains Team

P.S. Your investment isn't just about financial returns — it's about making a meaningful impact in the developer community, supporting education, and fueling innovation. We can't wait to have you with us as we build the future together!

—

Subject: Follow up: Investing in BitterBrains, all the pre-launch details

Pre-header: Exclusive insights and perks for `<PRODUCT>` customers.

Hi <NAME>,

On Tuesday, the BitterBrains team hosted a live Pre-Launch Webinar for our upcoming Equity Crowdfunding campaign on Republic.

As a customer of `<PRODUCT>`, part of the BitterBrains group, we are offering you an **exclusive early bird opportunity to invest on Tuesday, November 12, starting at 5 a.m. PT / 2 p.m. CET.** You can be among the first to benefit from all available perks and discounts.

 **Add the Early Bird Investment launch to your calendar**
The first 100 investors get extra benefits.

More resources:

 Webinar Recording with QnA Session

 Pitch Deck

 Campaign Video

We would love to welcome you to our team of Early-Stage Investors. If you have any questions or wish to discuss this further, please feel free to reach out to the team at team@bitterbrains.com.

Sincerely,
<Product Signature>

P.S. *You can learn more here if you're not familiar with our crowdfunding campaign yet.*

—

Subject: 24 Hours to Go — Be Part of Bitterbrains' Mission!

Hi <NAME>,

It's almost time! In just 24 hours, we'll officially launch our crowdfunding campaign on Republic, and we couldn't be more excited to welcome you into the Bitterbrains journey. This is your chance to support a movement that's already making waves across the global developer community.

Why Tomorrow Matters
As a valued early supporter, you're in a prime position to benefit from exclusive Early Bird terms, including a **discounted valuation cap.** Don't miss out on the perks we're offering to the **first 100 investors**—these bonuses are our way of saying thanks for your early commitment!

Here's what you're helping to grow:

- **Expansive Developer Impact**: Last year, we engaged over 2 million developers worldwide, including professionals from top companies like Google, Microsoft, and Apple. Together, we're addressing skill shortages with high-quality education, credible certifications, and engaging community events.
- **Innovative Certification & Education Solutions**: With our proprietary certification platform, we're empowering developers to improve and validate their skills while supporting the open-source community that drives innovation forward.

Here's How to Get Ready
Tomorrow, we'll send a live link to access our campaign page on Republic. Once live, you'll be able to dive into our financials, roadmap, and the exciting future we envision.

To make things smoother:

Create a Republic account and complete your identity verification, connect a payment method, and set your investor limit.

Add the event to your calendar for tomorrow's launch so you can be among the first to invest!

We're thrilled to have you with us on this journey to shape the future of developer education. Thank you for your support and belief in our mission!

Warm regards,
The Bitterbrains Team

P.S. Together, we can seek to create more than just an investment opportunity; we can work towards empowering developers, fueling open-source growth, and driving lasting change. Let's make tomorrow a landmark day!

Subject: Crowdfunding Update

Hi NAME,

Thank you for your interest in BitterBrains! We're excited to have you with us as we work to make developers' lives easier.

Next week, we're launching our investment campaign on Republic! We're getting a lot of great feedback & questions and wanted to answer the most frequently asked in this email.

What's Equity Crowdfunding and What's in it for You?

Angel investing was previously available to only the wealthiest 3% of the population. Here at BitterBrains, we want to give everyone a chance to share in the future of our business. To do that, we are hosting a Reg CF investment campaign on Republic. So, when you invest in our offering, what exactly are you getting?

BitterBrains plans to sell a Crowd SAFE. A Crowd SAFE is an investment contract between investors and companies looking to raise capital. Individuals make investments for the chance to earn a return—in the form of equity in the company or a cash payout—if the company is acquired, goes public, or sells all of its assets. Investors using the Crowd SAFE get a financial stake in the company, but are not immediately holders of equity. Investments are converted to equity if certain "trigger events" occur, such as the company's acquisition or IPO.

Frequently Asked Questions

- **Why Invest?** Investing in startups can earn big returns, though it shouldn't be solely about that. You're investing because you believe in our mission, our product, and our team. Your support helps drive our growth and success. Only invest what you're comfortable risking.
- **Can I Start Small?** Absolutely. Even $200 can make a difference.
- **What if I'm an International Investor?** Republic welcomes investments from almost anywhere, with a few restricted exceptions.

For more on crowdfunding check out Republic's "Why Invest?".

We're thrilled about what's ahead! We can't share all the technical details before our official launch but answers to all your questions incl our roadmap and logistics will be on our campaign page.

Keep an eye out for updates next week on how you can join our journey!

Best,

The BitterBrains Team

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Republic's platform. Any indication of interest involves no obligation or commitment of any kind.